Form 10-K405, Exhibit 13
period 1998-03-31
TRINITY INDUSTRIES INC
filed 1998-06-25
CIK 99780

                         [LOGO]   TRINITY INDUSTRIES, INC.
                                  1998 ANNUAL REPORT

[PHOTOS]

PUTTING IT ALL
  TOGETHER

                                          TABLE OF CONTENTS

                                          1         Company Profile
                                          2         Letter To Our Stockholders
                                          6         Transportation Products
                [PHOTO]                   10        Construction Products
                                          14        Industrial Products
                                          18        Trinity Teamwork
                                          20        Trinity 2000
                                          21        Financial Information


PRODUCTS. PEOPLE. PLANTS. PROCESSES. TRINITY INDUSTRIES PUTS IT ALL TOGETHER WITH INNOVATION AND KNOW-HOW.


The nostalgic moan of the whistle as a locomotive rumbles through a sleepy town, pulling cars assembled with the assistance of robotic welding. o The romance of boats moving slowly down the winding Mississippi, pushing barges designed on a state-of-the-art CAD system. o The scenic beauty of a meandering mountain road as a vacationing family drives past, protected by a new design of steel guardrail precision-engineered to absorb energy and save lives. o Trinity Industries begins with the basics of American industry--concrete and steel, tanks and fittings, railcars and barges--and puts them all together with innovative techniques and leading-edge technology. Trinity brings people together to work in rewarding careers that shape our world and benefit our communities. Trinity combines and coordinates plants, divisions, and companies to operate with industry-leading power and efficiency. Trinity is solidly positioned at the forefront of essential industries with strong, expanding markets. o And because of all this, oranges from Florida become part of breakfast in Maine. Grain from a Midwest family farm feeds children halfway around the world. A retired couple living in a remote cabin can count on gas heat through the winter. o Other companies may do a few of the things that Trinity does. The difference is the way Trinity puts it all together.

[LOGO]

COMPANY PROFILE

Trinity Industries, Inc. is a leading manufacturer of a variety of products with manufacturing and fabrication operations in three business segments:
Transportation Products, Construction Products, and Industrial Products. The Company, headquartered in Dallas, Texas, has seventy-eight facilities containing more than twelve million square feet of manufacturing space in twenty-two states, Mexico and Brazil. The Company also operates more than 115 ready-mix concrete and aggregate locations in Texas and Louisiana. o The Company has a continuing strategy of growth through internal expansion and strategic acquisitions within its established business segments. o Trinity's stockholders of record numbered more than 2,600 at March 31, 1998. Its common stock is traded on the New York Stock Exchange under the symbol TRN.

FINANCIAL HIGHLIGHTS                                  YEAR ENDED MARCH 31
---------------------------------------------------------------------------------------
(IN MILLIONS EXCEPT PER SHARE DATA)          1998              1997              1996
---------------------------------------------------------------------------------------
Revenues                                    $ 2,473.0      $ 2,234.3       $ 2,241.7


Income from continuing operations           $   103.7      $   113.7       $   101.3
Income from discontinued operations                --           23.8            12.5
                                            ----------------------------------------
Net income                                  $   103.7      $   137.5       $   113.8
                                            ========================================
Net income per common share (diluted):
  Income from continuing operations         $    2.36      $    2.66       $    2.42
  Income from discontinued operations              --           0.55            0.30
                                            ----------------------------------------
  Net income per share                      $    2.36      $    3.21       $    2.72
                                            ========================================

Cash dividends per share                    $    0.68      $    0.68       $    0.68

Total assets                                $ 1,573.9      $ 1,356.4       $ 1,426.6

Stockholders' equity                        $   887.5      $   809.5       $   746.0

LETTER TO OUR
STOCKHOLDERS










BY EVERY DEFINITION, THE FISCAL YEAR 1998 WAS OUTSTANDING FOR TRINITY
INDUSTRIES.


                                    [PHOTO]

[PHOTO]                              [PHOTO]                            [PHOTO]

Trinity's recently constructed
manufacturing facility in
Monclova, Mexico, shown
after the completion of its
second phase of expansion.

TO OUR STOCKHOLDERS

     We are pleased to report that fiscal 1998 was another record year for Trinity Industries. Driven by impressive performance in all of our business segments, revenue reached an all-time high. Earnings from continuing operations (excluding certain one-time, non-recurring charges) were also at record levels for the fifth consecutive year.

     For the year ended March 31, 1998, the Company reported income from continuing operations of $147.5 million (excluding the previously announced one-time charge to settle the Morse/Diesel litigation) or $3.36 per diluted share, an increase of 20 percent over the $123.0 million ($2.87 per diluted share) recorded in 1997. Revenue rose to $2.47 billion, 11 percent more than the $2.23 billion in 1997. Income from continuing operations including the one-time charge was $103.7 million, or $2.36 per diluted share, in fiscal 1998 and $113.7 million ($2.66 per diluted share) in fiscal 1997.

     Trinity's business philosophy remains one of internal expansion and growth through acquisition, low-cost production of high-quality products, unsurpassed customer service, and production flexibility. Our fiscal 1998 operations were characterized by excellent performance, solid margins, and strong markets in all of our businesses.

     Our Transportation Products segment generated record levels of revenue and operating income. In the railcar business, we benefited from strong industry demand, particularly in our third and fourth quarters. Our orders on hand reached record levels at the end of fiscal 1998, representing more than a year's worth of production. Trinity's orders on hand were equivalent to nearly half of the industry's total backlog, which will further strengthen our position as the nation's largest railcar manufacturer. Our barge division produced record volume in fiscal 1998 while improving production efficiency and reducing inventory levels. Fleet replacement continues to be a driving force for both railcars and barges.

     In the Construction Products segment, both our highway safety products and our ready-mix concrete businesses performed very well. Record operating results the past year were driven by increased activity in infrastructure improvements and in commercial, residential, and municipal construction. Due to continued strong activity in these sectors, high demand for our construction products is expected to continue. We

[PHOTO]                              [PHOTO]                            [PHOTO]

are hopeful about the passage of pending federal legislation that will further increase spending on nationwide highway improvements.

     Our Industrial Products segment is one of the nation's principal manufacturers of liquefied petroleum gas (LPG) tanks, pipefittings, flanges, and tank heads. Solid performance in this area was fueled by increasing worldwide demand for energy and petrochemicals. During the year we increased plant capacity and expanded our product lines. We expect continued growth in the Industrial Products segment.

     In addition to internal expansion, Trinity made acquisitions in every business segment. Key acquisitions during the year included:

o Industrial Products Division of the Ladish Co. Inc. - a leading manufacturer of pipefittings, flanges, and valves, with facilities in Arkansas and Kentucky;

o Industrial Companies, Inc. - with five ready-mix facilities serving Louisiana and Texas;

o Buffalo Specialties - a manufacturer of various highway safety products and railcar specialty parts, with offices and facilities in New York, Connecticut, Tennessee, and Alabama;

o  Difco, Inc. - a specialty railcar manufacturer located in Findlay, Ohio;

o Busch Mechanical Services - a railcar rebuilding facility in Springfield, Missouri.

     We are constantly evaluating opportunities for further acquisitions that meet our criteria.

AT TRINITY, OUR VISION IS TO DELIVER INNOVATIVE PRODUCTS AND UNPARALLELED PERFORMANCE.

We look for companies with a compatible business philosophy, the potential for a unique market niche, and an overlap with our customer base.

     International markets increasingly present opportunities for Trinity. We substantially added to our 40-year presence in Mexico by breaking ground on an additional manufacturing plant in Monclova, Mexico, in February 1997; by the end of the calendar year, we were shipping newly constructed railcars. We have already initiated the second phase of expansion at this facility which replicates the operations of our other manufacturing plants. We see additional opportunities in Mexico to serve both Mexican and U.S. customers in a variety of our businesses.

     South America is emerging as an additional market for many of our products. In the past year we made our initial investment in South America with the acquisition of a manufacturing plant where we will produce LPG tanks.

     We continue to invest in ways to design and produce our products more efficiently and to improve their quality, such as Computer Aided Design (CAD), Computer Aided Manufacturing (CAM), and robotic welding. Of course, our most valuable resource is our people. We continue to emphasize our training, safety, and QuEST Total Quality Management programs in order to provide our employees with a rewarding place to work.

     During the past year we introduced two new corporate officers. Michael Fortado was appointed Vice President, General Counsel, and Corporate Secretary. Jim Ivy joined Trinity as Chief Financial Officer. Michael and Jim bring valuable strengths that complement our executive team.

     It gives us great pride to recognize Senior Vice President Ralph Banks for his 55 years of dedicated service to Trinity Industries. Ralph's expertise in facility construction, fixtures, and tooling has been an immeasurable contribution, helping to improve our manufacturing processes and expand our business. Through the years, it has been our people - bright new talent joining forces with proven, experienced leaders - who have shaped Trinity.

     As we look ahead, the outlook continues bright in all of our business segments. The market conditions that helped produce our record performance are expected to continue. We are committed to producing results and further improving and growing our businesses. Most of all, we are very excited by the remarkable team of employees, customers, stockholders, and suppliers who all contributed to Trinity's success in fiscal 1998 and will be vital to our continued growth as we look forward to an even greater year in fiscal 1999. We sincerely thank each of you.


/s/ W. RAY WALLACE

W. Ray Wallace
Chairman and Chief Executive Officer


/s/ TIMOTHY R. WALLACE

Timothy R. Wallace
President and Chief Operating Officer

[PHOTO]

Timothy R. Wallace, President
and Chief Operating Officer, and
W. Ray Wallace, Chairman and
Chief Executive Officer

TRANSPORTATION
   PRODUCTS

     Trinity's Transportation Products segment consists of our railcar, leasing, and marine products businesses. In fiscal 1998, segment revenues increased 9 percent while operating profit grew by 19 percent. Margin increased a full point to 12.7 percent versus 11.7 percent the prior year.

RAILCARS

DELIVERING RECORD PERFORMANCE

     Fiscal 1998 was a good year for Trinity's railcar business. The rail industry experienced robust growth as strong economic conditions and continuing fleet replacement cycles propelled demand for many types of railcars. Trinity continued as the industry leader, capitalizing on these conditions to deliver our broad line of railcars to a wide range of customers.

     The fiscal year ended with record levels of orders on hand. Industry figures project that 70,000 cars will be delivered in calendar 1998, an increase of approximately 40 percent over 1997. For Trinity, orders on hand increased 57 percent in our third quarter and another 39 percent in the fourth quarter. At year-end our orders on hand were equivalent to nearly half of the total backlog of the entire railcar industry.

INNOVATIVE PRODUCTS & PLANTS

     Trinity is at the forefront of industry innovations that improve product lines and production methods. Our work with aluminum and lightweight composite materials produces cars that weigh less and thus can carry greater loads at the same gross weight. We have developed new car designs that transport

            TRANSPORTATION PRODUCTS
-----------------------------------------------
[S]                    [C]            [C]
(in millions)            1998           1997
-----------------------------------------------
REVENUES               $1,642.9       $1,501.5
-----------------------------------------------
OPERATING PROFIT          209.3          175.2
-----------------------------------------------

TRINITY LEADS THE RAILCAR INDUSTRY WITH INNOVATIVE PRODUCTS, COST-EFFECTIVE PRODUCTION AND SUPERIOR SERVICE.

[PHOTO]                              [PHOTO]                            [PHOTO]
greater volumes of freight than ever before.

     We create these innovative products with advanced technology such as solid-state modeling with 3-D Computer Aided Design (CAD) workstations. We continue to incorporate robotic welding for consistent precision in our state-of-the-art assembly lines. Sophisticated workflow applications help us optimize our production process.

     Trinity produces the widest product offering of any railcar manufacturer. Our car types include:

COVERED HOPPERS - primarily used to transport agricultural, mineral, and plastic products. The market for these cars is driven by such factors as grain exports, construction activity, and the petrochemicals and plastics industries.

COAL CARS - increasingly important as utility companies convert their power plants to cleaner-burning Western coal. Railroads are improving their infrastructure and adding locomotives and cars to meet this demand. Our aluminum cars and the industry's first 315,000-pound car (compared to the standard 286,000-pound car) enable the shipment of more coal in fewer trips, reducing shipping costs.

INTERMODAL CARS - an important part of a growing industry. Several factors drive this market, which increased 7 percent overall in calendar year 1997: an increased number of rail-truck partnerships; export and import volume, particularly related to the North American Free Trade Agreement (NAFTA); and large orders by TTX Inc. (an important Trinity customer that provides intermodal cars to several major railroads).

BOX CARS - various types that serve numerous industries. Growth in this line was attributable to


                                                        [PHOTO]

                                             Pat Wallace, Jeffrey Marsh, and
                                         John Nussrallah perform a final check
                                            on a tank car prior to customer
                                            viewing at a railcar exposition.

TRINITY'S HOPPER AND TANK BARGES ARE THE VITAL WORKHORSES OF THE NATION'S INLAND WATERWAYS.


           [PHOTO]

Doug Schneider, Harry Hinkle,
   and Jess Collins review
 performance ratios for last
         fiscal year.


increased traffic in paper, auto parts, and consumer goods, as well as replacement of an aging fleet.

TANK CARS - a strong and growing market, driven by increased shipping in the chemical, food products, and petroleum products industries and by the ongoing replacement of older cars.


REPAIR, MANAGEMENT, LEASING, & PARTS

     Trinity has built its railcar business by focusing on our customers' businesses and helping them solve problems. In addition to selling cars, we have found opportunities to serve our customers with parts and repairs, railcar fleet management, and financing. Trinity's leasing company functions as an important marketing component for our railcar sales activities.


RAILCAR OUTLOOK

     Our record backlog of orders reflects strong demand for nearly every car Trinity manufactures. To satisfy this demand, we now have 18 freightcar lines shipping cars compared to nine lines a year ago; by the third quarter of this year, we anticipate having a total of 20 freightcar lines operating. We are able to minimize our product line changeovers which will improve our production efficiencies. Looking beyond the current year, fleet replacement levels should remain strong, as approximately 40 percent of the nation's railcars are over 20 years old and new car designs with higher load carrying capacity make the economic decision for replacement very viable.


MARINE PRODUCTS

     Trinity's barge business also saw record results in fiscal 1998. Our barge sales volume increased 35 percent over the prior year. We continued to reduce costs and lower our working capital requirements by reducing inventory levels.

                                    [PHOTO]

                           Trinity's latest railcar
                        products were previewed at the
                             1998 Intermodal Expo.


THE BARGE INDUSTRY

     Trinity is North America's leading producer of inland barges. Our hopper and tank barges are used by many barge operating companies and shippers to transport a wide variety of cargo such as grain, coal, aggregates, and liquid petroleum products. Trinity is also one of the largest producers of fiberglass barge covers.

     The United States barge fleet consists of approximately 22,700 barges. As in the rail industry, the fleet replacement cycle is an important factor. A barge typically has a useful life of about 25 years. Currently, nearly one-third of the fleet is more than 20 years old, which suggests that approximately 7,000 barges will need replacing over the next five years. In addition, recent environmental legislation calls for the phased-in replacement of single-hull liquid tank barges with double-skin types. Trinity plans to produce a higher proportion of tank barges in the coming year.

MARINE OUTLOOK

     In calendar 1997, the nation's barge industry delivered nearly 1,600 barges, the highest level in 16 years. Although demand has slowed somewhat from its peak level, Trinity's barge business is well positioned for the coming year and the long-term future.

     We ended fiscal 1998 with half a year's worth of orders on hand, and our tank barge line is booked at capacity through the current calendar year. We anticipate that industry demand will increase toward the end of the year, driven by seasonal freight rates and grain exports. In the meantime, we are doing what we do best: reducing costs to keep margins strong, and using our efficient production capabilities to maximum advantage.

     PAULINO MARTINEZ HAS WORKED AS A WELDER FOR TRINITY FOR FOUR YEARS. WHEN HE FIRST STARTED, CHANGING OUR PRODUCTION LINES FROM ONE TYPE OF RAILCAR TO ANOTHER REQUIRED 10 DAYS. NOW, WE CAN ACCOMPLISH A LINE CHANGEOVER IN AS LITTLE AS ONE DAY. BY MINIMIZING THE TIME REQUIRED FOR CHANGE-OVERS, WE ALSO MINIMIZE LOST REVENUE DUE TO DOWNTIME.

     IN FISCAL 1999, WE SHOULD BE ABLE TO BRING EVEN GREATER EFFICIENCY TO OUR PRODUCTION LINES. WITH SUFFICIENT ORDERS ON HAND TO KEEP ALL OF OUR RAILCAR LINES AT FULL PRODUCTION FOR THE FULL YEAR, WE WILL REQUIRE ONLY NINE CHANGE-OVERS VERSUS 22 LAST YEAR.

CONSTRUCTION
  PRODUCTS

     The two largest components of Trinity's Construction Products segment are our Highway Safety Products group and our Ready-Mix Concrete and Aggregate businesses. In fiscal 1998, segment revenues increased 15 percent while operating profit grew by 27 percent. Margin increased more than a full point to 12.1 percent versus 11.0 percent for 1997.


HIGHWAY SAFETY PRODUCTS

     Trinity is North America's largest producer of highway guardrail and safety end-treatments, with products in use in all 50 states as well as in Canada, Mexico, the Caribbean, and Europe. Capitalizing on federal and state governments' emphasis on infrastructure improvement, this business line achieved record results in fiscal 1998.


HIGHWAY SAFETY A TOP PRIORITY

     Improving the safety of our nation's transportation system remains a top priority for our federal government. The government has also recognized the critical link between a sound transportation system and continued domestic economic growth.

     Until this year, transportation infrastructure improvements were partially funded at the federal level through the Intermodal Surface Transportation Efficiency Act (ISTEA), which earmarked approximately $20 billion


TRINITY'S INNOVATIVE HIGHWAY SAFETY PRODUCTS ARE SAVING LIVES AROUND THE
WORLD.

         CONSTRUCTION PRODUCTS
----------------------------------------
(in millions)            1998      1997
----------------------------------------
Revenues                $456.4    $395.2
----------------------------------------
Operating Profit          55.2      43.4
----------------------------------------

            [PHOTO]                 [PHOTO]                [PHOTO]

                                                    Above: Patrick Turner and
                                                    Rodney Boyd discuss the
                                                    shipment of completed
                                                    guardrail products.

per year. New proposals, which have passed both the Senate and the House of Representatives, would increase the funds designated for highway safety improvements to a range of $25-30 billion per year for the next six years -- an increase in the area of 38 percent. Increased highway spending would mean a larger market for guardrail and energy-absorbing end-treatments that Trinity manufactures.

     Another significant opportunity for Trinity's highway products business is the recently established National Highway System (NHS). The NHS more than triples the mileage of U.S. roadways that must be maintained to interstate highway standards. Further, in 1998 the Federal Highway Administration will continue implementing new mandatory standards for roadside safety products used on the NHS. This mandate has already created a strong demand for Trinity's guardrail end-treatment products.

A PARTNERSHIP FOR SAFETY

     The innovative, life-saving highway products Trinity produces were developed through a unique partnership that has brought together the best efforts of the academic public, and private sectors. The Texas Transportation Institute is a state agency and part of the Texas A&M University system. The Institute conducts research in a broad range


                                                         [PHOTO]

                                                  Herb Richardson, Texas
                                                 Transportation Institute
                                                 Director, and Don Graham
                                                  of Trinity examine an
                                                 SRT-350 guardrail at the
                                                 TTI crash test site. The
                                                  guardrail successfully
                                                 contained and stopped a
                                                  pickup truck that was
                                                 moving 62 miles per hour.

               [PHOTO]

A Trinity crew pours concrete for the
    foundation of a new school.


of subjects seeking ways to improve every aspect of the transportation infrastructure. The Institute's own staff, along with scientists and engineers from Texas A&M, conducted countless hours of product design, research, and development. Trinity provided the manufacturing and marketing capability. Dr. Charlie Wooten, Director Emeritus of the Texas Transportation Institute, said, "Trinity has done an excellent job of seeing that these products are getting put into use. That's something we could never do by ourselves."

     We are pleased to be involved in a program that improves the safety of American travelers, and we are excited about the opportunities it brings for Trinity.

READY-MIX CONCRETE & AGGREGATE

     Trinity's concrete and aggregate businesses primarily serve non-urban markets with a few selected urban markets in Texas and Louisiana. As in all of our business lines, we emphasize quality products, low cost, and exemplary customer service. Working to satisfy demand for all types of construction, our concrete and aggregate business recovered from the previous year's wet weather conditions to post solid results in fiscal 1998.


A FOUNDATION FOR FUTURE GROWTH

     In the regions served by Trinity's ready-mix


STRONG CONSTRUCTION ACTIVITY HELPED OUR CONCRETE AND AGGREGATE OPERATIONS POST RESULTS IN 1998.

concrete and aggregate business, the past year brought vigorous construction activity in every sector -- commercial, industrial, municipal, medical, and residential.

     During the year we added to our capabilities by acquiring the five ready-mix facilities and one aggregate facility of Industrial Companies, Inc. of Baton Rouge, Louisiana. As market conditions have increased prices, we have worked to lower our costs. We have continually reduced the cost of producing ready-mix concrete and aggregate as we have also reduced the costs of shipping and delivering these products. As a result, margins have improved. Coupled with a good backlog of construction projects at the end of the year, the outlook for fiscal 1999 is strong.


     WHEN EDDIE SIMMONS OF TRINITY'S TRANSMIT MIX CONCRETE COMPANY FIRST BEGAN DRIVING A CONCRETE TRUCK 41 YEARS AGO, CARS HAD TWO-TONE PAINT JOBS AND TAIL FINS. SINCE 1957, MUCH HAS CHANGED IN THE CONCRETE AND AGGREGATE BUSINESS. THROUGH IT ALL, EDDIE HAS CONSISTENTLY DELIVERED THE PRODUCT AND KEPT THE CUSTOMERS SATISFIED. IN FACT, HE HAS NEVER HAD AN ACCIDENT, NEVER HAD A CUSTOMER COMPLIANT, AND HASN'T TAKEN A SICK DAY IN MORE THAN 30 YEARS.

     FOR HIS EXEMPLARY PROFESSIONALISM AND OUTSTANDING SAFETY RECORD, EDDIE WAS AWARDED THE TITLE OF DRIVER OF THE YEAR BY THE NATIONAL READY-MIX CONCRETE ASSOCIATION. ALL OF US AT TRINITY JOIN MARK STILES, TRANSIT MIX PRESIDENT, IN CONGRATULATING EDDIE SIMMONS.

                                    [GRAPH]

                           "THE DEMAND FOR READY-MIX
                   CONCRETE CONTINUES TO GROW IN OUR MARKET."
                       Mark Stiles, Transit Mix President

INDUSTRIAL
 PRODUCTS

INDUSTRIAL PRODUCTS
----------------------------------------
(In millions)            1998      1997
----------------------------------------
Revenues                $371.4    $327.6
----------------------------------------
Operating Profit          45.0      42.5
----------------------------------------

Our Industrial Products segment consists of our metal components and container businesses. In fiscal 1998, revenue for this segment increased 13 percent and operating profit grew 6 percent over the prior year.

METAL COMPONENTS GROUP

     Trinity has been a recognized leader in the manufacturing of certain commodity and specialty metal components. Our wide range of pipefittings, flanges, and container heads are used extensively in pressure piping and storage systems worldwide. These products are integral to many process industries including oil and gas exploration and production, petrochemical manufacturing, gas transmission, power generation, paper manufacturing, and food processing.


ACQUISITION & UPGRADES

     Early in fiscal 1998, Trinity acquired certain assets of the Industrial Products Division of Ladish Co., Inc. This acquisition significantly increased our plant capacity and capability. Trinity now has the broadest offering of fittings and flanges of any other producer in North America.

     With a business team focused on consolidating the acquired Ladish facilities and other equipment upgrades, we are beginning to see improvements in efficiencies and margins as these investments begin to pay off. Our revenue in this portion of our business is now


WITH OUR INCREASED CAPACITY AND EXPANDED PRODUCT LINES, TRINITY OFFERS THE INDUSTRY'S BROADEST PRODUCT RANGE.

        [PHOTO]                     [PHOTO]                  [PHOTO]

                                                    Above: Bob Van Noord and
                                                    Charles Bennett inspect a
                                                    completed flange in one of
                                                    Trinity's metal labs.

approximately 40 percent above the level at this time a year ago.

QUALITY, CAPACITY, EFFICIENCY

     Trinity's expertise and commitment to quality in forging and machining metal components is evident in the number of our facilities that have received the rigorous ISO 9002 (International Standardization Organization) accreditation.

     Coupled with our high levels of product quality, our production capacity allows us to handle any size order. Trinity has become a preferred provider for many of the leading petrochemical companies. We continue to penetrate important distribution channels by building lasting customer relationships with a strong network of industrial suppliers and other container manufacturers.

     Key demand factors for our metal components business are increasing worldwide energy consumption, petrochemical and refinery expansions, and energy infrastructure improvements. We anticipate continued steady growth in this segment.

                                    [PHOTO]

                          Manuel Castro inspects tank
                        heads prior to shipment from our
                            new facility in Mexico.

CONTAINERS

     Trinity produces a full line of containers including liquefied petroleum gas (LPG) tanks, storage vessels, truck and transport barrels, and custom vessels. These containers are used in residential, petrochemical production

                                    [PHOTO]

NATIONALLY AND INTERNATIONALLY, THE MARKET OUTLOOK IS BRIGHT FOR TRINITY'S LPG CONTAINER BUSINESS.

                                    [PHOTO]

                           Severiano Pecheco and John
                     "Rusty" McDearman review the load list
                       for a shipment of LPG containers.

refining, and power generation applications. They range in size from 120-gallon tanks for residential use to 120,000-gallon industrial bulk storage containers.

     The container business is where Trinity Industries had its beginning, and it remains an important business component for us. Our containers are recognized worldwide for their quality, dependability, and exceptional value. Trinity Industries de Mexico is the largest tank manufacturer in Mexico, featuring state-of-the-art facilities and a highly experienced workforce.

PERFORMANCE & OUTLOOK

     In fiscal 1998, our container business generated increases in revenue and operating profit even though a mild winter reduced the usual seasonal demand for LPG gas containers in the fourth quarter.

     The future outlook for our container business is good. The U.S. housing industry is experiencing continued growth. The manufactured housing market in particular brings new opportunities. There is also a growing trend of families moving from cities to non-urban and rural areas not served by natural gas utilities. These factors should continue to increase the demand for LPG containers.

     We also see excellent growth opportunities in Mexico and South America. Our business in Mexico began by exporting containers made in the U.S. We then purchased manufacturing facilities and started producing

With a 36' articulating boom, Trinity's LPG container delivery trucks can load, unload, and position tanks of up to 1,000 gallon capacity. Trinity has a fleet of 60 of these versatile vehicles. For many of our customers, ease of delivery and installation is an important selling point.

[PHOTO]

containers in Mexico. Now, that evolution is being duplicated in South America. Many developing areas of South America lack an infrastructure of natural gas lines, so they depend primarily upon LPG containers. For years, Trinity has shipped containers from the U.S. and Mexico and has developed a customer base. In the past year, we purchased a manufacturing plant in Brazil. In both Mexico and South America, we see additional opportunities to penetrate new markets and to continue to expand our production.

     INDUSTRIAL MANUFACTURING HAS ALWAYS BEEN THE LIFEBLOOD OF TRINITY. FOR THE PAST 55 YEARS, ONE MAN HAS LEFT HIS MARK ON NEARLY EVERY PRODUCTION LINE WE HAVE IN PLACE: SENIOR VICE PRESIDENT RALPH A. BANKS, JR., TRINITY'S "MR. MANUFACTURING."

     RALPH ORIGINALLY HELPED SPEARHEAD TRINITY'S GROWTH IN THE PRESSURE VESSEL INDUSTRY. TODAY RALPH CONTINUES TO BE AT THE FOREFRONT OF TRINITY'S PLANT EXPANSION PROGRAMS, LEADING A TEAM OF SEASONED MANUFACTURING ENGINEERS WHO CARRY OUT HIS TRADITION OF STREAMLINING PRODUCTION PROCESSES.

     WE ARE GRATEFUL TO THE MANY PEOPLE WHO HAVE MADE INVALUABLE CONTRIBUTIONS TO THE SUCCESS OF TRINITY INDUSTRIES THROUGH THE YEARS. NO ONE HAS BEEN AT IT LONGER THAN RALPH BANKS.

TRINITY TEAMWORK

Trinity's goal is the consistent growth of our business and improvement of our operations. Throughout our Company, employee teams are focused on developing effective solutions to a wide range of issues. Their impact has been evident in every area of our operations.

TEAMWORK FOR GROWTH & EXPANSION

     When our new plant in Monclova, Mexico was beginning operations, managers met with their counterparts from other Trinity facilities to plan and coordinate issues such as material shipments, job scheduling, and product delivery. The result was a smooth integration of a new railcar facility in Mexico.

     Before our Montgomery, Alabama plant shifted from the production of structural steel and marine parts to railcars, a cross-disciplinary team of employees from six different plants began planning the changeover in order to minimize downtime and maintain a steady stream of revenue. Jobs in progress were gradually moved to other parts of the plant as tools, equipment, and technology for the new lines were put into operation. The last structural steel fabricated in this area of the facility went out the door at the beginning of April; by April 16, the first completed railcar was ready for inspection.

     Our acquisition consolidation teams work to bring newly acquired facilities online quickly. The Buffalo Specialities plants were purchased during the peak guardrail production season, yet they were converted to Trinity production with virtually no downtime. Similarly, the Busch railcar rebuilding facility was quickly and smoothly integrated.

THROUGHOUT TRINITY, OUR PEOPLE ARE FINDING NEW WAYS TO PUT GOOD IDEAS TO WORK.

           [PHOTO]                  [PHOTO]                  [PHOTO]


Above Left: Trinity's U.S./Mexico team reviews construction plans and coordinates shipments. Above Middle: Trinity's Environmental team works to reduce the environmental impact of waste water and air emissions. Above Right:
Trinity's Desktop Standardization team streamlines our computer purchasing, training, and maintenance. Opposite page: By taking a proactive, plant-wide approach to safety, our Longview Plant safety team reduced recordable accidents by 53 percent and Workers' Comp claims by 45 percent in a single year.

TEAMWORK TO IMPROVE OUR BUSINESS

Trinity's Total Quality Management program is known as QuEST, which stands for Quality, Efficiency, Service and Safety, and Trust. The idea behind QuEST is that our people, working together to improve our plants, processes, products, and productivity, will build loyal customers as we create a better place to work.

     Our Marine Products division formed a team to address all the total cost components of our barge manufacturing operations. As a result, they substantially reduced our cost of labor and materials.

     In our Ready-Mix Concrete and Aggregate area, managers of the Mining Group began setting goals and planning operations as a team, with incentives for total team performance. The group's operating profit increased 306 percent over the prior year.

     Further securing a good customer relationship through quality work and dedicated service, our Vidor facility was named Union Carbide's Contract Repair Shop of the Year for the second year in row.

     Trinity's teams also involve people outside the Company. General American Transportation Corporation (GATX) of Chicago relocated employees to Dallas in order to work closely with Trinity on product design and manufacturing. This arrangement has streamlined communication, reduced cycle time, and improved product quality. Ward Fuller, President and CEO of General American, said, "Teaming up with Trinity has been a tremendous success. It not only benefits GATX but, most importantly, benefits our customers."

     These are just a few examples of the way Trinity teamwork "puts it all together" to benefit our customers, consumers, employees, and stockholders.


                                    [PHOTO]

Trinity's teamwork concept extends to our customers as well. GATX, a major customer, opened an office within a Trinity railcar facility in order to work closely with us through the design and manufacturing processes. Pictured are Mick Rimko and Mark Short of Trinity, with Thomas Fortunato and John Swezey of GATX.

TRINITY 2000

     As the twentieth century draws to a close, most companies worldwide will have to modify or replace portions of their computer software in order to ensure a smooth transition into the new millennium. While the nature of Trinity's products, services, raw materials, and computer systems have prevented the Year 2000 issue from becoming a major uncertainty or a material expense, we have taken, and are taking, steps to manage and control the resolution of Year 2000 issues.

TRINITY IS PREPARING TO FACE THE YEAR 2000.

FOR EXAMPLE, WE HAVE:

o    Established a Year 2000 Steering Committee;

o    Appointed a full-time Year 2000 Project Leader;

o Developed action plans for all identified mission critical systems, including system testing;

o    Established weekly status reporting on issue resolution action plans;

o Engaged outside consultants to assist with our vendor compliance and assessment program and to advise Trinity regarding its Year 2000 compliance program;

o Initiated programs to assure compliance in the areas of equipment and facilities, products, customers, international operations, and non mission critical software.

     Some remediation plans have already been completed, and over 85 percent of our projects are scheduled for completion by December 31, 1998. We will maintain high visibility of our progress and continue to evaluate the resources we are dedicating to the resolution of Year 2000 issues.


                                    [PHOTO]


Jim S. Ivy

Vice President and Chief Financial Officer

                             FINANCIAL INFORMATION


             22   Financial Summary

             23 Management's Discussion and Analysis of Financial Condition and Results of Operations

             27   Consolidated Income Statement

             28   Consolidated Balance Sheet

             29   Consolidated Statement of Cash Flows

             30   Consolidated Statement of Stockholders' Equity

             30   Notes to Consolidated Financial Statements

             39   Report of Independent Auditors

             40   Supplemental Information

             40   Stockholder Information

FINANCIAL SUMMARY

                                                                                         YEAR ENDED MARCH 31
                                                                    -----------------------------------------------------------
(IN MILLIONS EXCEPT FOR PERCENT AND PER SHARE DATA)                    1998         1997         1996        1995        1994
                                                                    ---------    ---------    ---------   ---------   ---------
Revenues(1)                                                         $ 2,473.0      2,234.3      2,241.7     2,064.3     1,509.6
Operating profit                                                    $   255.9        214.2        194.9       148.9       106.7
Interest expense, net                                               $    19.1         20.9         29.0        28.7        25.8
Income from continuing operations before income taxes and
   cumulative effect of change in accounting for income taxes       $   165.9        181.3        165.8       121.6        82.5
Provision for income taxes                                          $    62.2         67.6         64.5        48.2        33.7
Effective tax rate                                                  %    37.5         37.3         38.9        39.6        40.8
Income from continuing operations before cumulative effect
   of change in accounting for income taxes                         $   103.7        113.7        101.3        73.4        48.8
Cumulative effect as of April 1, 1993 of change in accounting
   for income taxes                                                 $      --           --           --          --         7.9
Income from discontinued operations, net of income taxes            $      --         23.8         12.5        15.7        19.5
Net income                                                          $   103.7        137.5        113.8        89.1        76.2
Total assets                                                        $ 1,573.9      1,356.4      1,426.6     1,400.5     1,279.1
Long-term debt                                                      $   149.6        178.6        206.4       242.9       277.9
Stockholders' equity                                                $   887.5        809.5        746.0       641.2       570.5


Stock data:(2)
   Weighted average number of diluted shares outstanding                 43.9         42.8         41.9        40.5        40.3
   Net income per common share (diluted):
      Income from continuing operations before cumulative effect
      of change in accounting for income taxes                      $    2.36         2.66         2.42        1.81        1.21
   Cumulative effect of change in accounting for income taxes              --           --           --          --        0.20
   Income from discontinued operations                                     --         0.55         0.30        0.39        0.48
                                                                    ---------    ---------    ---------   ---------   ---------
   Net income per common share                                      $    2.36         3.21         2.72        2.20        1.89
   Dividends per share                                              $    0.68         0.68         0.68        0.68        0.64
Book value per share                                                $   20.40        18.83        17.93       15.95       14.37

--------------------------------------------------------------------------------

(1) On March 31, 1997, the Company made a pro rata distribution of the common stock of Halter Marine Group, Inc. (Halter) to its stockholders in the form of a property distribution. The results of operations and balance sheet of Halter have been reclassified in the financial statements to discontinued operations as a result of the divestiture.

(2) On August 31, 1993, the Company distributed a three-for-two stock split in the form of a stock dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

BASIS OF PRESENTATION

         Trinity Industries, Inc. is one of the nation's leading diversified industrial manufacturers. Trinity principally operates in three business segments: (i) the Transportation Products segment, (ii) the Construction Products segment, and (iii) the Industrial Products segment. The following discussion compares results from continuing operations of Trinity for fiscal 1998, 1997, and 1996.

1998 COMPARED WITH 1997 -- RESULTS OF OPERATIONS

         Revenues were $2.47 billion in fiscal 1998 compared to $2.23 billion in fiscal 1997, a 10.8% increase. Operating profit was $255.9 million in fiscal 1998 compared to $214.2 million in fiscal 1997, a 19.5% increase. All of Trinity's business segments contributed to the growth in revenues and operating profit in fiscal 1998. Selling, engineering and administrative expenses increased $20.2 million in fiscal year ended 1998, to $144.2 million, when compared to $124.0 million in fiscal 1997, but as a percentage of revenue increased only slightly as the Company continues to invest in people and systems to fuel additional growth.

         Other (income) expenses increased $57.1 million to $90.0 million in fiscal 1998 from $32.9 million in fiscal 1997. The Company recorded a one-time charge of $70.0 million ($43.8 million after-tax) in the current fiscal year which settled a thirteen year old lawsuit (see Contingencies in Notes to Consolidated Financial Statements). Net interest expense decreased $1.8 million due to a reduction in debt through scheduled debt payments. Other, net expense decreased $11.1 million in the current fiscal year to $0.9 million from $12.0 million in fiscal 1997. The decrease is due to the recording in fiscal 1997 of certain non-recurring charges, principally for valuation of production facilities determined to be in excess of that required for future business operations, in the amount of $15.0 million ($9.3 million after-tax).

         Income from continuing operations in fiscal 1998 was $103.7 million, or $2.36 per diluted share as compared to $113.7 million, or $2.66 per diluted share, in fiscal 1997. As stated above, results for fiscal 1998 and 1997 include certain one-time charges. Excluding these charges, income from continuing operations was $147.5 million, or $3.36 per diluted share, in fiscal 1998 and $123.0 million, or $2.87 per diluted share, in fiscal 1997.

TRANSPORTATION PRODUCTS

(IN MILLIONS)                                           1998             1997
                                                      --------         --------
Revenues                                              $1,642.9         $1,501.5
Operating Profit                                      $  209.3         $  175.2
% of Revenues                                             12.7%            11.7%

         Revenues increased in the Transportation Products segment $141.4 million, or 9.4%, in the current fiscal year. This increase was primarily due to increased demand for inland hopper barges. In the second half of fiscal year 1998 the inland hopper barge market began to soften, however, this condition was offset by a significant increase in overall railcar demand which began late in the first quarter of fiscal year 1998. The surge in railcar demand and the ongoing replacement cycle for railcars and barges continues to drive this segment, contributing to railcar backlogs that remain at record levels. And as the barge fleet continues to age, Trinity's product line of hopper and tank barges is well positioned to take advantage of the replacement demand as well as any additional demand generated by more and larger shipments of commodities in the nation's intercoastal waterways. Trinity's position as a manufacturer and as a full service provider of railcar maintenance services, management services, and leasing alternatives provides the Transportation Products segment with the resources for future growth in the market place.

         The Transportation Products segment's operating profit increased by $34.1 million in the current fiscal year to $209.3 million from $175.2 million in fiscal 1997. As a percentage of revenues, operating profit increased from 11.7% in 1997 to 12.7% in 1998. This increase is primarily a result of the Company's continued emphasis on improving its production

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

methods and reducing costs and the efficiencies gained from higher volumes. During the fourth quarter of fiscal year 1998, the Company recorded a charge of approximately $5.0 million to settle a customer dispute.

CONSTRUCTION PRODUCTS

(IN MILLIONS)                                            1998            1997
                                                       --------        --------
Revenues                                               $  456.4        $  395.2
Operating Profit                                       $   55.2        $   43.4
% of Revenues                                              12.1%           11.0%

         The Construction Products segments' revenues increased by $61.2 million, or 15.5%, to $456.4 million in the current fiscal year from $395.2 million in fiscal 1997. The Company continues to expand its highway guardrail and safety system products as well as its ready-mix concrete and aggregate businesses. Based on the expectation of increased federal funding for highway safety improvements and new mandatory safety standards, Trinity's highway guardrail and safety system products should continue to see increased demand. The demand in residential, commercial, and municipal construction in the markets served by the Company's ready-mix concrete and aggregate businesses continues to rise.

         Operating profit increased in the Construction Products segment from $43.4 million in fiscal 1997 to $55.2 million in fiscal 1998, an increase of $11.8 million or 27.2%. As a percentage of revenues, operating profit increased to 12.1% in 1998 from 11.0% in 1997. The ready-mix concrete and aggregate businesses saw improvements due to cost reduction measures as well as better weather conditions in the current fiscal year as compared to the unusually severe weather in the previous year which restricted the pouring of ready-mix concrete.

INDUSTRIAL PRODUCTS

(IN MILLIONS)                                          1998             1997
                                                     ---------        ---------
Revenues                                             $   371.4        $   327.6
Operating Profit                                     $    45.0        $    42.5
% of Revenues                                             12.1%            13.0%

         Revenues in the Industrial Products segment increased from $327.6 million in fiscal 1997 to $371.4 million in fiscal 1998, an increase of $43.8 million, or 13.4%. This segment has benefited from the continuing improvements in the economy. The ongoing emphasis on protecting the environment in the chemical and petroleum industries benefits the Company's fittings and flanges product line. Coinciding with a general improvement in business conditions is the continued strength in new housing starts. These factors continue to support the long-term outlook for Trinity's containers product line, which includes liquefied petroleum gas cylinders and permanent storage containers as well as custom vessels.

         The Industrial Products segment's operating profit was a modest increase of $2.5 million to $45.0 million in fiscal 1998 from $42.5 million in fiscal 1997. As a percentage of revenues, operating profit decreased to 12.1% in 1998 from 13.0% in 1997. This decrease was primarily attributable to the costs of combining the Ladish operations along with the highly competitive environment in the fittings and flange product line.

1997 COMPARED WITH 1996

         Record operating profits of $214.2 million were recorded for the fiscal year ended March 31, 1997, an increase of $19.3 million compared to fiscal 1996. This increase was due primarily to higher operating profit recorded in the Transportation Products and Industrial Products segments. The Construction Products segment operating profit remained comparable to the previous fiscal year. Revenues recorded for fiscal 1997 were $2.23 billion, a decrease of $7.4 million from fiscal 1996. Results from the Transportation Products segment reflected continued demand from the ongoing replacement cycle for those products. The Construction Products segment continued

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

to benefit from federal and state government's focus on improving the nation's transportation systems and good levels of construction activities in the markets served by Trinity. The Industrial Products segment continued to experience favorable market conditions.

         Operating profit increased in the Transportation Products segment on slightly lower revenues when compared to fiscal 1996 as a result of improving margins attained from cost reduction programs put in place in prior years. Transportation Products achieved record operating profit in a highly competitive environment through increases in productivity and improvements to production methods. The replacement cycle for railcars and barges continued to be the main driver for the fiscal 1997 results. The inland river hopper barge product line continued to strengthen and was well positioned to take advantage of the current demand generated by the strong shipments of commodities as well as the replacement demand from the aging fleet. The Transportation Products segment positioned itself for future growth through investments which expanded its production capacity. Trinity's position as a full service provider of maintenance services, management services, and leasing alternatives continued to provide the Company with a steady revenue stream and to provide opportunities for growth in the market place.

         Revenues in the Construction Products segment increased in fiscal 1997 when compared to the prior fiscal year with stable operating profit. The increase in revenues signified the Company's emphasis on expanding its highway guardrail and safety system products and its ready-mix concrete and aggregate business. Stable operating profit in fiscal 1997 was primarily the result of unusually severe weather in the fourth quarter which restricted the pouring of ready-mix concrete. Demand for commercial, residential, and municipal construction and the overall strength of the economy in the markets served will benefit the ready-mix concrete and aggregate business. Highway safety systems products continued to benefit from the upgrading of America's highways and the new safety requirements mandated by the federal government.

         The Industrial Products segment benefited primarily from the general improvement in the economy. Continued improvements in the chemical and petroleum industries and the ongoing regulatory emphasis on protecting the environment increased the market for fittings and flanges as large industrial customers increased capacity and replaced and repaired their existing plants and piping systems. Continued strength in new housing starts and general business conditions continued to support the LPG container markets.

         Selling, engineering and administrative expenses increased to $124.0 million in fiscal 1997 from $105.6 million in fiscal 1996 due primarily to increased expenses attributable to operations of fiscal 1997 acquisitions in the Transportation Products segment.

         Retirement plans expense increased to $18.5 million in fiscal 1997 from $12.2 million in fiscal 1996 due primarily to an increased wage base and the effect of a change in actuarial tables utilized.

         Net interest expense of $20.9 million in fiscal 1997 decreased as compared to $29.0 million in fiscal 1996 due primarily to less short-term debt during the current fiscal year and to the reduction of equipment trust certificate debt through scheduled debt payments.

         Other, net expense increased to $12.0 million in fiscal 1997 from $0.1 million the previous fiscal year. The increase was due primarily to the recording of certain charges, principally for valuation of production facilities determined to be in excess of that required for future business operations.

         The provision for income taxes in fiscal 1997, expressed as a percent of income from continuing operations before income taxes is a 37.3 percent rate as compared to a 38.9 percent rate in fiscal 1996.

LIQUIDITY AND FINANCIAL RESOURCES

         During fiscal 1998, internally generated funds and short term borrowing were used to support capital expenditures and payments for business acquisitions. The Company's cash and cash equivalents decreased $9.1 million for the twelve months ended March 31, 1998. Cash generated from operating activities declined to $120.9 million in fiscal 1998 from $278.8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

million in fiscal 1997. This decrease is due primarily to an increase in receivables offset by an increase in accounts payable and accrued liabilities. The increase in receivables is due primarily to the timing of railcar shipments and related invoicing in the fourth quarter of fiscal 1998. Cash required by investing activities decreased to $108.2 million in 1998 from $119.9 million in 1997. This fluctuation was due to an increase in proceeds from sale of property, plant and equipment of $22.2 million and a decline in capital expenditures of $44.1 million. This was offset by an increase in payments for acquisitions, net of cash acquired, of $54.6 million. Cash flows required by financing activities decreased by $185.9 million due primarily to an increase in short-term borrowings in the current year.

         Capital expenditures, excluding assets under lease, for fiscal 1998 were $49.9 million. Capital expenditures projected for fiscal 1999 are approximately $64.0 million excluding assets for leasing activities. Cash payments for acquisitions in fiscal 1998, net of cash acquired, totaled $60.2 million. Future operating requirements are expected to be financed principally with net cash flows from operations. Internally generated funds, short-term and long-term debt will continue to be used to finance business acquisitions. Additions to Trinity's assets under lease are anticipated to be financed through internally generated funds, the issuance of equipment trust certificates, or similar debt instruments.

YEAR 2000

         Some of the Company's computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations and a temporary inability to process certain transactions.

         The Company has identified existing systems which require action and has plans in place to address the Year 2000 issue on such systems prior to the issue causing any disruption of normal business activities. The Company believes that the cost of addressing the Year 2000 issue is not material to the financial condition or results of operations.

         The costs of the project and the ability of the Company to timely complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

INFLATION

         Changes in price levels did not significantly affect the Company's operations in fiscal 1998, 1997 or 1996.

FORWARD LOOKING STATEMENTS

         Any statements contained herein that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performance, estimates, projections, goals and forecasts. Potential factors which could cause the Company's actual results of operations to differ materially from those in the forward-looking statements include market conditions and demand for the Company's products; competition; technologies; steel prices; interest rates and capital costs; taxes; unstable governments and business conditions in emerging economies; and legal, regulatory and environmental issues. Any forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

CONSOLIDATED INCOME STATEMENT

                                                                                YEAR ENDED MARCH 31
                                                                      ---------------------------------------
(IN MILLIONS EXCEPT PER SHARE DATA)                                     1998           1997           1996
                                                                      ---------      ---------      ---------
Revenues                                                              $ 2,473.0      $ 2,234.3      $ 2,241.7

Operating costs:
 Cost of revenues                                                       2,054.0        1,877.6        1,929.0
 Selling, engineering and administrative
  expenses                                                                144.2          124.0          105.6
 Retirement plans expense                                                  18.9           18.5           12.2
                                                                      ---------      ---------      ---------
                                                                        2,217.1        2,020.1        2,046.8
                                                                      ---------      ---------      ---------
Operating profit                                                          255.9          214.2          194.9

Other (income) expenses:
 Litigation settlement                                                     70.0             --             --
 Interest income                                                           (1.8)          (0.5)          (1.8)
 Interest expense                                                          20.9           21.4           30.8
 Other, net                                                                 0.9           12.0            0.1
                                                                      ---------      ---------      ---------
                                                                           90.0           32.9           29.1
                                                                      ---------      ---------      ---------
Income from continuing operations before income taxes                     165.9          181.3          165.8
Provision (benefit) for income taxes
 Current                                                                   53.3           71.2           77.0
 Deferred                                                                   8.9           (3.6)         (12.5)
                                                                      ---------      ---------      ---------
                                                                           62.2           67.6           64.5
                                                                      ---------      ---------      ---------

Income from continuing operations                                         103.7          113.7          101.3

Discontinued operations:
 Income from discontinued operations (net of
 income taxes of $10.9 in 1997 and $8.1
  in 1996)                                                                   --           14.5           12.5
 Gain from sale of subsidiary stock in an initial public offering            --            9.3             --
                                                                      ---------      ---------      ---------
                                                                             --           23.8           12.5
                                                                      ---------      ---------      ---------
Net income                                                            $   103.7      $   137.5      $   113.8
                                                                      ---------      ---------      ---------
Net income per common share:
 Basic:
   Income from continuing operations                                  $    2.41      $    2.68      $    2.45
   Income from discontinued operations                                       --           0.56           0.30
                                                                      ---------      ---------      ---------
   Net income per share                                               $    2.41      $    3.24      $    2.75
                                                                      ---------      ---------      ---------
Diluted:
   Income from continuing operations                                  $    2.36      $    2.66      $    2.42
   Income from discontinued operations                                       --           0.55           0.30
                                                                      ---------      ---------      ---------
   Net income per share                                               $    2.36      $    3.21      $    2.72
                                                                      ---------      ---------      ---------
Weighted average number of shares outstanding:
   Basic                                                                   43.1           42.4           41.4
   Diluted                                                                 43.9           42.8           41.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

                                                                   MARCH 31
                                                           ------------------------
(IN MILLIONS EXCEPT PER SHARE DATA)                           1998           1997
                                                           ---------      ---------
ASSETS
Cash and cash equivalents                                  $     3.1      $    12.2
Receivables (net of allowance for doubtful accounts of
 $1.7 in 1998 and $1.0 in 1997)                                390.5          236.9
Inventories
 Raw materials and supplies                                    248.5          216.7
 Work in process                                                42.5           41.9
 Finished goods                                                 51.6           55.9
                                                           ---------      ---------
                                                               342.6          314.5
Property, plant and equipment, at cost                       1,201.9        1,136.5
Less accumulated depreciation                                 (475.0)        (424.9)
                                                           ---------      ---------
                                                               726.9          711.6
Other assets                                                   110.8           81.2
                                                           ---------      ---------
                                                           $ 1,573.9      $ 1,356.4
                                                           =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt                                            $   101.0      $    64.0
Accounts payable and accrued liabilities                       386.6          261.2
Long-term debt                                                 149.6          178.6
Deferred income taxes                                           27.5           22.8
Other liabilities                                               21.7           20.3
                                                           ---------      ---------
                                                               686.4          546.9
                                                           ---------      ---------

Stockholders' equity:
 Common stock - par value $1 per share;
  authorized - 100.0 shares; shares issued and
  outstanding in 1998 - 43.5; in 1997 - 43.0                    43.5           43.0
 Capital in excess of par value                                276.5          273.3
 Retained earnings                                             567.5          493.2
                                                           ---------      ---------
                                                               887.5          809.5
                                                           ---------      ---------
                                                           $ 1,573.9      $ 1,356.4
                                                           =========      =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  YEAR ENDED MARCH 31
                                                                         ------------------------------------
(IN MILLIONS)                                                              1998          1997          1996
                                                                         --------      --------      --------
Cash flows from operating activities:
 Net income                                                              $  103.7      $  137.5      $  113.8
 Less: Income from discontinued operations                                     --         (23.8)        (12.5)
                                                                         --------      --------      --------
 Income from continuing operations                                          103.7         113.7         101.3
 Adjustments to reconcile net income to net cash provided
 (required) by operating activities:
   Depreciation and amortization                                             78.1          87.8          69.2
   Provision (benefit) for deferred income taxes                              8.9          (3.6)        (12.5)
   (Gain) loss on sale of property, plant and equipment                      (4.2)         (4.3)          3.1
   Other                                                                     (6.2)         (4.5)         (6.7)
   Changes in assets and liabilities:
     (Increase) decrease in receivables                                    (150.9)         64.7         (14.9)
     (Increase) decrease in inventories                                      (3.2)         17.9          (3.6)
     (Increase) decrease in other assets                                    (30.6)        (32.0)          7.8
     Increase (decrease) in accounts payable and accrued liabilities        121.1          51.5         (50.2)
     Increase (decrease) in other liabilities                                 4.2         (12.4)          0.9
                                                                         --------      --------      --------
         Total adjustments                                                   17.2         165.1          (6.9)
                                                                         --------      --------      --------
   Net cash provided by operating activities                                120.9         278.8          94.4

Cash flows from investing activities:
 Proceeds from sale of property, plant and equipment                         81.4          59.2         100.2
 Capital expenditures                                                      (129.4)       (173.5)       (127.5)
 Payment for purchase of acquisitions, net of cash acquired                 (60.2)         (5.6)        (17.3)
                                                                         --------      --------      --------
 Net cash required by investing activities                                 (108.2)       (119.9)        (44.6)

Cash flows from financing activities:
 Issuance of common stock                                                     2.4           4.6           2.9
 Net borrowings (repayments) under short-term debt                           34.5        (152.0)         (4.0)
 Proceeds from issuance of long-term debt                                      --            --           7.0
 Payments to retire long-term debt                                          (29.4)        (31.6)        (43.6)
 Dividends paid                                                             (29.3)        (28.7)        (27.9)
                                                                         --------      --------      --------
 Net cash required by financing activities                                  (21.8)       (207.7)        (65.6)
                                                                         --------      --------      --------
Cash flows provided by discontinued operations                                 --          46.3          15.7
                                                                         --------      --------      --------
Net decrease in cash and cash equivalents                                    (9.1)         (2.5)         (0.1)
Cash and cash equivalents at beginning of period                             12.2          14.7          14.8
                                                                         --------      --------      --------
Cash and cash equivalents at end of period                               $    3.1      $   12.2      $   14.7
                                                                         ========      ========      ========


Interest paid in fiscal 1998, 1997, and 1996 was $23.1, $24.5, and $36.2, respectively.


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                  COMMON        COMMON         CAPITAL
                                                  SHARES         STOCK            IN                            TOTAL
(IN MILLIONS EXCEPT SHARE                      (100,000,000      $1.00        EXCESS OF      RETAINED       STOCKHOLDERS'
AND PER SHARE DATA)                             AUTHORIZED)    PAR VALUE      PAR VALUE      EARNINGS          EQUITY
                                                ----------     ----------     ----------     ----------      ----------
Balance at March 31, 1995                       40,220,694     $     40.2     $    221.7     $    379.3      $    641.2
  Other                                          1,375,343            1.4           17.9             --            19.3
  Net Income                                            --             --             --          113.8           113.8
  Cash dividends ($0.68 per share)                      --             --             --          (28.3)          (28.3)
                                                ----------     ----------     ----------     ----------      ----------
Balance at March 31, 1996                       41,596,037           41.6          239.6          464.8           746.0
  Distribution of Halter Marine Group, Inc.             --             --             --          (80.2)          (80.2)
  Other                                          1,450,328            1.4           33.7             --            35.1
  Net Income                                            --             --             --          137.5           137.5
  Cash dividends ($0.68 per share)                      --             --             --          (28.9)          (28.9)
                                                ----------     ----------     ----------     ----------      ----------
BALANCE AT MARCH 31, 1997                       43,046,365           43.0          273.3          493.2           809.5
  OTHER                                            442,911            0.5            3.2             --             3.7
  NET INCOME                                            --             --             --          103.7           103.7
  CASH DIVIDENDS ($0.68 PER SHARE)                      --             --             --          (29.4)          (29.4)
                                                ----------     ----------     ----------     ----------      ----------
BALANCE AT MARCH 31, 1998                       43,489,276     $     43.5     $    276.5     $    567.5      $    887.5
                                                ==========     ==========     ==========     ==========      ==========

The Company has authorized and unissued 1,500,000 shares of no par value voting preferred stock.

--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity" or the "Company") include the accounts of all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and receivables. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of all receivables.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company enters into lease contracts with third parties with the terms generally ranging between one and fifteen years,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

wherein certain equipment manufactured by Trinity is leased for a specified type of service over the term of the contract. The Company primarily enters into operating leases.

     Inventories and investments are valued at the lower of cost or market. Inventory cost is determined principally on the specific identification method. Market is replacement cost or net realizable value.

     Depreciation and amortization are generally computed by the straight-line method on the estimated useful lives of the assets, generally 2 to 30 years. The costs of ordinary maintenance and repair are charged to expense while renewals and major replacements are capitalized.

     In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and has elected to continue to apply the accounting provisions of APB Opinion 25, "Accounting for Stock Issued to Employees."

     In the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Diluted net income per common share is based on the weighted average shares outstanding plus the assumed exercise of dilutive stock options (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Trinity's common stock). Basic net income per common share is based on the weighted average number of common shares outstanding for the period. The numerator for both basic net income per common share and diluted net income per common share is net income. The difference between the denominator in the basic calculation and the denominator in the diluted calculation is attributable to the effect of employee stock options. Prior period earnings per share amounts have been restated.

     In fiscal 1998, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued. Adoption is required for the Company beginning in the first quarter of fiscal 1999. The Company does not believe that the adoption of this statement will have a significant impact on its financial statements.

     In fiscal 1998, Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," was issued. The disclosure requirements for this statement are effective for the Company's financial statements for the year ended March 31, 1999 but not for interim financial reporting until fiscal 2000. The Company has not yet determined the impact of adopting Statement No. 131.

SEGMENT INFORMATION

     Trinity manufactures, sells and leases a wide variety of products principally in three business segments: (i) the Transportation Products segment which consists primarily of railcars, principally tank cars and freight cars, barges for inland waterway service, and railcar leasing to various industries;
(ii) the Construction Products segment which consists primarily of highway guardrail and safety products, beams, girders, and columns used in construction of highway and railway bridges, passenger loading bridges and conveyor systems, and ready-mix concrete and aggregates; and (iii) the Industrial Products segment which consists primarily of pressure and non-pressure containers for the storage and transportation of liquefied gases, other liquid and dry products, weld fittings (tees, elbows, reducers, caps, flanges, etc.) used in pressure piping systems, and container heads (the ends of pressure and non-pressure containers) for use internally and by other manufacturers of containers.

     Financial information for these segments is summarized in the following table. The Company operates principally in the continental United States and Mexico. Intersegmental sales are shown at market prices.

     Corporate operating profit eliminations consist primarily of the administrative overhead of the Company.

     Corporate assets consist primarily of cash and cash equivalents, other assets, notes receivable, land held for investment, and certain property, plant and equipment.

     The Transportation Products segment includes revenues from one customer which accounted for 10.1 percent, 10.8 percent, and 14.9 percent of consolidated revenues in fiscal 1998, 1997, and 1996, respectively.

     In the Segments of Business table below, the caption 'Additions (net) to property, plant and equipment' does not include business acquisitions.

     Certain reclassifications have been made to prior year statements to conform to the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTS OF BUSINESS
--------------------------------------------------------------------------------




                                                                                      ELIMINATIONS
                                   TRANSPORTATION       CONSTRUCTION    INDUSTRIAL    & CORPORATE       CONSOLIDATED
(IN MILLIONS)                         PRODUCTS            PRODUCTS       PRODUCTS        ITEMS              TOTAL
                                   -------------        ------------    ----------   -------------      -------------
YEAR ENDED MARCH 31, 1998
TOTAL REVENUES:
   TRADE                               $  1,642.9            456.4          371.4               2.3           2,473.0
   INTERSEGMENT                                --              9.4            7.2             (16.6)               --
                                       ----------          -------         ------            ------           -------
     TOTAL                             $  1,642.9            465.8          378.6             (14.3)          2,473.0
                                       ==========          =======         ======            ======           =======
OPERATING PROFIT (LOSS)                $    209.3             55.2           45.0             (53.6)            255.9
IDENTIFIABLE ASSETS                    $    976.9            224.2          221.5             151.3           1,573.9
DEPRECIATION                           $     40.7             21.0            8.4               8.0              78.1
ADDITIONS (NET) TO PROPERTY,
  PLANT AND EQUIPMENT                  $     25.7             14.1            7.1              12.0              58.9
---------------------------------------------------------------------------------------------------------------------

Year ended March 31, 1997
Total revenues:
  Trade                                $  1,501.5            395.2          327.6              10.0           2,234.3
  Intersegment                                 --              7.4            7.8             (15.2)               --
                                       ----------          -------         ------            ------           -------
    Total                              $  1,501.5            402.6          335.4               5.2           2,234.3
                                       ==========          =======         ======            ======           =======
Operating profit (loss)                $    175.2             43.4           42.5             (46.9)            214.2
Identifiable assets                    $    846.0            210.8          164.9             134.7           1,356.4
Depreciation                           $     49.5             22.8            7.8               7.7              87.8
Additions (net) to property,
  plant and equipment                  $    100.5             15.1            7.1              (0.1)            122.6
---------------------------------------------------------------------------------------------------------------------

Year ended March 31, 1996
Total revenues:
  Trade                                $  1,555.2            380.6          305.4               0.5           2,241.7
  Intersegment                                 --              4.9           13.4             (18.3)               --
                                       ----------           ------         ------            ------           -------
    Total                              $  1,555.2            385.5          318.8             (17.8)          2,241.7
                                       ==========           ======         ======            ======           =======
Operating profit (loss)                $    157.9             43.4           35.4             (41.8)            194.9
Identifiable assets                    $    832.5            218.4          151.6             224.1           1,426.6
Depreciation                           $     33.7             19.3            8.9               7.3              69.2
Additions (net) to property,
  plant and equipment                  $      6.8              9.2            4.1               8.7              28.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


BUSINESS ACQUISITIONS AND DIVESTITURES

BUSINESS ACQUISITIONS

     The Company made certain business acquisitions during fiscal 1998, 1997 and 1996. All have been accounted for by the purchase method. The operations of these companies have been included in the consolidated financial statements from the effective dates of the acquisitions.

     In fiscal 1998, the businesses acquired for continuing operations included:
(i) certain assets of the Industrial Products Division of Ladish Co., Inc. for cash. These assets are utilized in the manufacture of metal components; (ii) certain assets of Buffalo Specialty Products, Inc. for cash. These assets are utilized in the manufacture of construction products; (iii) 100 percent of the capital stock of Differential Holdings, Inc. in exchange for 94,067 shares of Trinity common stock. Differential Holdings, Inc., through its wholly-owned subsidiary Difco, Inc., manufactures railcars; (iv) certain assets of Industrial Companies, Inc. for cash. These assets will be used in the ready-mix concrete business; and (v) certain assets of the Springfield, Missouri facility of Busch Mechanical Services, Inc. for cash. These assets are utilized in the railcar repair business. The aggregate purchase price for these acquisitions was approximately $70.8 million. Contributions of these acquisitions to revenues and operating profit during fiscal 1998 was not material.

     In fiscal 1997, the businesses acquired for continuing operations included:
(i) 100 percent of the capital stock of Transcisco Industries, Inc. ("Transcisco") in exchange for 1,162,612 shares of Trinity common stock. Transcisco is a diversified railcar services company engaged in railcar maintenance and repair, specialty railcar leasing and management services, and Russian rail transportation services through its 20 percent ownership of SFAT, Russia's largest private rail transportation services company, and (ii) certain assets of John Guidry Ready Mix Company, Inc., The Cement and Supply Company, and Pitcock Bros. Ready Mix Concrete, Inc. for cash. These assets are used in the ready-mix concrete business. The aggregate purchase price of these acquisitions was approximately $68.6 million.

     In fiscal 1996, the businesses acquired for continuing operations included:
(i) 100 percent of the capital stock of the holding company which owns Grupo TATSA S. A. de C. V. in exchange for 1,199,000 shares of Trinity common stock. Grupo TATSA, now known as Trinity Industries de Mexico, headquartered in Mexico City, Mexico, manufactures and distributes a wide variety of fabricated steel products including containers (primarily for the storage or transportation of liquefied petroleum products), railcars and railcar parts, and heads which are used within the Company as well as sold to other manufacturers from its manufacturing facilities in Mexico City, Monclova, and Huehuetoca, Mexico; (ii) certain assets of McDonald's Ready-Mix, Brazos Point, Inc. and Dunn & Gerhart Everready Concrete, Inc. for cash. These assets are utilized in the ready-mix concrete and aggregate business; (iii) certain assets of Hall-Buck Marine, Inc. for cash. Hall-Buck's assets are utilized in the maintenance and repair of marine products; and (iv) certain assets of The Casteel Group, Inc. for cash. Casteel's assets are utilized in the fabrication of construction products. The aggregate purchase price of these acquisitions was approximately $52.6 million.


DIVESTITURE

     Halter Marine Group, Inc. ("Halter"), previously a wholly-owned subsidiary of the Company, completed its initial public offering (the "Offering") of 3,450,000 shares of common stock, par value $.01 per share on October 29, 1996. The 3,450,000 shares of common stock sold to the public represented approximately 19.0 percent of the total outstanding common stock of Halter. The Company retained ownership of the remaining 15,000,000 shares. The Offering price was $11 per share of Halter common stock resulting in net proceeds to Halter of approximately $33.8 million after deducting underwriting discounts and commissions and Halter's Offering expenses. Trinity recorded a net gain of approximately $9.3 million from the sale of the Halter common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     At the close of business on March 31, 1997, the Company completed the divestiture of Halter with the distribution of its remaining 15 million shares of Halter common stock to its stockholders in the form of a tax-free property distribution. Each of the Company's stockholders of record at March 21, 1997 received 0.348 of a share of Halter common stock for each share of Trinity common stock held.

     Prior year's financial statements have been reclassified to reflect the divestiture of the Halter business. The income from discontinued operations reflected in the table below is inclusive of minority interest held by stockholders outside of the Company. Summary operating results of discontinued operations are as follows (in millions):


YEAR ENDED MARCH 31                             1997           1996
-------------------                           --------       --------
Revenues                                       $406.8         $254.3
Income from discontinued operations
  before income taxes                          $ 27.0         $ 20.6
Provision for income taxes                       10.9            8.1
                                               ------         ------
Income from discontinued operations            $ 16.1         $ 12.5
                                               ======         ======

     Due to the divestiture of Halter, the Halter net assets at March 31, 1997 are not included in the Company's March 31, 1997 Consolidated Balance Sheet.

     At March 31, 1998, Trinity has guaranteed contract performance obligations of Halter in the aggregate amount of approximately $14.9 million, and Halter has outstanding contract bid and performance bonds and similar obligations issued by third parties with Trinity as the obligor with an aggregate face amount of approximately $50.7 million.


STOCK PLANS

     The Company has a Stock Option and Incentive Plan (the "Plan") which provides for grants of incentive or non-qualified stock options, restricted stock awards, performance awards and stock appreciation rights ("SARs"). Grants may be made to directors, officers and employees in managerial or other key positions in the Company. Incentive options may be granted over a period not to exceed ten years at a price not less than fair market value on the date of grant. The maximum number of shares of common stock which may be issued under the Plan shall not exceed 1,500,000 unless adjusted for changes in capitalization of the Company. The Plan provides that, to the extent awards granted pursuant to this Plan or any prior stock option plan are forfeited, expire or canceled, they may again be granted pursuant to the provisions of this Plan. The Plan provides that if shares already owned by the optionee are surrendered as full or partial payment of the exercise price of an option, a new option (the "Reload Option") may be granted equal to the number of shares surrendered. The exercise price of the Reload Option shall be the fair market value on the effective date of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE FOLLOWING TABLE SUMMARIZES STOCK OPTION ACTIVITY:

--------------------------------------------------------------------------------




                                                                       WEIGHTED                      WEIGHTED
                                                                       AVERAGE         NON-          AVERAGE
                                                       INCENTIVE       EXERCISE      INCENTIVE       EXERCISE
                                                         SHARES         PRICE         SHARES          PRICE
                                                       ---------      ----------     ----------      ---------
Outstanding at March 31, 1995                            343,610      $    18.88      1,585,034      $    24.44
Granted                                                   79,500      $    32.59         41,273      $    37.64
Canceled                                                 (10,212)     $    19.99        (11,090)     $    21.99
Exercised                                                (56,025)     $    17.77       (245,629)     $    23.61
                                                       ---------                     ----------
Outstanding at March 31, 1996                            356,873      $    22.07      1,369,588      $    25.01

Granted                                                  305,505      $    32.05        174,951      $    32.62
Canceled                                                  (3,625)     $    22.43         (3,000)     $    26.67
Exercised                                               (105,045)     $    18.39       (132,523)     $    23.35
                                                       ---------                     ----------
Outstanding at March 31, 1997                            553,706      $    28.28      1,409,016      $    26.11

Effect of Halter property distribution adjustment        140,486      $    28.28        358,883      $    26.11
Granted                                                  140,773      $    50.62        248,445      $    44.08
Canceled                                                (109,861)     $    26.87       (204,596)     $    21.88
Exercised                                               (154,148)     $    16.93       (400,209)     $    22.27
                                                       ---------                     ----------
Outstanding at March 31, 1998                            570,956      $    30.15      1,411,539      $    24.33
                                                       =========                     ==========

     At March 31, 1998, there were 525,627 shares (893,548 at March 31, 1997)
     reserved for future options. The following table summarizes information about stock options outstanding at March 31, 1998:



                                                                  OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                                  ----------------------------------------------------------------------------
                                                   WEIGHTED                       WEIGHTED                          WEIGHTED
                                                   AVERAGE                        AVERAGE                            AVERAGE
                                                  REMAINING                       EXERCISE                           EXERCISE
                                                    LIFE           SHARES          PRICES             SHARES          PRICES
                                                  ---------       --------      ------------        -----------     ----------
Incentive options                                 3 Years            74,488     $       15.35            74,488     $       15.35
                                                  9 Years           496,468     $       32.37            74,905     $       25.60

Non-Incentive options                             4 Years           973,578     $       18.97           727,307     $       18.07
                                                  9 Years           437,961     $       36.25            91,273     $       27.62
                                                                  ---------                          ----------
                                                                  1,982,495                             967,973
                                                                  =========                          ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

     In connection with the Halter property distribution, stock options outstanding at the close of business on March 31, 1997 were adjusted to preserve the economic value of such options. Incentive and non-incentive options shown outstanding at March 31, 1997, in the table above, were adjusted to 694,192 and 1,767,899 options, respectively at prices ranging from $13.22 to $31.28.

     Restricted stock awards issued under the Plan may not be disposed of by the recipient until all restrictions specified in the award expire. The following table summarizes restricted stock information:



                                             RESTRICTED STOCK
                                        ----------------------
                                          1998         1997
                                        ----------------------
Restricted shares awarded                 24,000       20,000
Grant date fair value                   $  53.00     $  25.13
Outstanding at March 31                   40,500       20,000

     The Company has elected to account for stock options under the accounting provisions of APB Opinion 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recorded for the stock options granted. The effect of computing compensation cost in accordance with SFAS No. 123 in fiscal 1998 is approximately $1.5 million, or $0.02 per common share. The effect in fiscal 1997 was not material. SFAS No. 123 does not apply to grants prior to fiscal year 1996.

     The weighted average fair value of options granted during 1998 and 1997 was $17.72 and $9.26, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                               ----------------------
                                  1998        1997
                               ----------------------
Expected option life in years       6.5        6.8
Interest rate                      7.05%      6.45%
Volatility factor                 0.283      0.209
Dividend yield                     1.56%      2.11%

     The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not provide a reliable measure of the fair value of its employee stock options.

DEBT

LONG-TERM DEBT



                                                                                               March 31
-----------------------------------------------------------------------------------------------------------
(IN MILLIONS)                                                                             1998       1997
-----------------------------------------------------------------------------------------------------------
5.10-9.25 percent industrial development revenue bonds payable in varying
  amounts through 2005                                                                    $  1.9     $  1.7

6.0-8.25 percent promissory notes, generally payable annually through 2001                  31.7       33.5

6.96-11.55 percent equipment trust certificates to institutional investors generally
  payable in semi-annual installments of varying amounts through 2003                      107.5      133.8

11.3 percent notes payable monthly through 2003                                              8.5        9.6
                                                                                         ------------------
                                                                                          $149.6     $178.6
                                                                                         ==================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

         The fair value of non-traded, fixed rate outstanding debt, estimated using discounted cash flow analysis, approximates its carrying value. The Company is required to maintain certain financial ratios, as defined. Principal payments due during the next five years are: 1999 - $29.2; 2000 - $27.3; 2001 - $52.9; 2002 - $25.9; and 2003 - $11.4.

         The trustees of the equipment trusts have been assigned title to railcars with a cost of $279.7 at March 31, 1998 for the life of the respective equipment trusts. Leases relating to such railcars financed by equipment trust certificates have been assigned as collateral.

     Future minimum rental revenues on leases in each fiscal year are approximately $66.0 - 1999; $57.7 - 2000; $47.0 - 2001; $41.7 - 2002; $34.2 -
2003; and $120.4 thereafter.

SHORT-TERM DEBT

         Short-term debt primarily consists of money market borrowings, with interest rates ranging from 5.86% to 6.43% in 1998 and 6.8% to 6.9% in 1997, generally due within 30 days.

PROPERTY, PLANT AND EQUIPMENT

                                      March 31
----------------------------------------------------
(IN MILLIONS)                     1998        1997
----------------------------    --------    --------
Land                            $   37.6    $   34.5
Buildings and improvements         224.7       208.6
Machinery                          497.7       458.4
Equipment on lease
   (predominately long-term)       416.8       413.7
Construction in progress            25.1        21.3
                                --------    --------
                                $1,201.9    $1,136.5
                                ========    ========

INCOME TAXES

(IN MILLIONS)

         The provision for federal income taxes is determined on a consolidated return basis. The significant components of the provision (benefit) for income taxes from continuing operations follow:

                    Year Ended March 31
              -------------------------------
                1998       1997        1996
              -------    -------     --------
Current
   Federal    $  48.0    $  63.2     $  70.0
   State          5.3        8.0         7.0
              -------    -------     -------
                 53.3       71.2        77.0
Deferred          8.9       (3.6)      (12.5)
              -------    -------     -------
Total         $  62.2    $  67.6     $  64.5
              =======    =======     =======

         Deferred income tax is provided in the financial statements for differences between financial and taxable income. The components of deferred liabilities and assets follow:

                                              March 31
                                          ------------------
                                           1998       1997
                                          -------    -------
Deferred tax liabilities:
   Tax over book depreciation             $  73.4    $  74.1
                                          -------    -------
      Total deferred tax liabilities         73.4       74.1
                                          -------    -------
Deferred tax assets:
   Pensions and other benefits               34.2       35.4
   Accounts receivable, inventory, and
      other asset valuation accounts          8.5        3.6
   Other                                      3.2       12.3
                                          -------    -------
      Total deferred tax assets              45.9       51.3
                                          -------    -------
   Net deferred tax liabilities           $  27.5    $  22.8
                                          =======    =======

The provision for income taxes from continuing operations results in effective tax rates different than the statutory rates. The reconciliation between the effective and statutory rates follows:

                       Year Ended March 31
                      ----------------------
                      1998     1997     1996
                      ----     ----     ----
Statutory rate        35.0%    35.0%    35.0%
State taxes            2.1      2.3      3.2
Other (net)            0.4       --      0.7
                      ----     ----     ----
Effective tax rate    37.5%    37.3%    38.9%
                      ====     ====     ====

         In fiscal 1998, 1997 and 1996 income taxes of $33.6, $85.9, and $118.1 respectively, were paid net of refunds received and for 1997 and 1996, include amounts associated with Halter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

EMPLOYEE BENEFIT PLANS (IN MILLIONS)

     Pension plans are in effect which provide income and death benefits for eligible employees. The Company's policy is to fund retirement costs accrued to the extent such amounts are deductible for income tax purposes. Plan assets include cash, short-term debt securities, and other investments. Benefits are based on years of credited service and compensation. Net periodic pension expense for fiscal 1998, 1997 and 1996 included the following components:

                                                           Year Ended March 31
                                                   ---------------------------------
                                                     1998         1997         1996
                                                   -------      -------      -------
Service cost-benefits earned during the period     $  15.1      $  13.7      $   8.0
Interest cost on projected benefit obligation         10.2          9.5          7.4
Actual return on assets                              (34.5)       (13.0)       (16.9)
Net amortization and deferral                         23.6          3.7         10.1
Accrual of profit sharing contribution                 4.5          4.6          3.6
                                                   -------      -------      -------
Net periodic pension expense                       $  18.9      $  18.5      $  12.2
                                                   =======      =======      =======

Assumptions used for valuation of the projected benefit obligation were:

                                                   ------------------------------
                                                   1998         1997         1996
                                                   ----         ----         ----
Discount rates                                     7.25%        7.75%        7.75%
Rates of increase in compensation levels           4.75%        4.75%        4.75%
Expected long-term rate of return on assets           9%           9%           9%

Amounts recognized in the Company's consolidated balance sheet follow:

                                                                            March 31
                                                                      --------------------
                                                                        1998         1997
                                                                      -------      -------
Actuarial present value of benefit obligation:
   Vested benefit obligation                                          $  96.2      $  82.1
                                                                      =======      =======
   Accumulated benefit obligation                                     $ 113.1      $  95.6
                                                                      =======      =======

Projected benefit obligation                                          $ 150.0      $ 124.5
Plan assets at fair value                                               153.4        114.3
                                                                      -------      -------
Projected benefit obligation less than (in excess of) plan assets         3.4        (10.2)
Unrecognized net asset at April 1, 1985                                  (1.4)        (1.5)
Unrecognized net asset at January 1, 1986                                (0.5)        (0.7)
Unrecognized net loss at March 31                                         6.2         17.0
                                                                      =======      =======
Prepaid pension expense                                               $   7.7      $   4.6
                                                                      =======      =======

         The Company has a contributory profit sharing plan for employees of the Company and certain affiliates. Under the plan, eligible employees are allowed to make voluntary pre-tax contributions. The Company's contribution to this plan, as defined, is based on consolidated earnings and dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

CONTINGENCIES

     In September 1997, the Company settled a 13 year old lawsuit brought against a former subsidiary of the Company by Morse/Diesel, Inc. The settlement resulted in an after-tax charge of $43.8 million being recorded in the second quarter of fiscal year 1998. The Company has not participated in the business associated with this matter since 1989.

     In April 1998, the Company settled a 5 year old patent infringement lawsuit brought against the Company by Johnstown America Corp. for approximately $10.5 million, net of tax.

     The Company is involved in various other claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse affect on the Company's consolidated financial statements.

STOCKHOLDER'S RIGHTS PLAN

     The Company has adopted a Stockholder's Rights Plan. Effective April 27, 1989, the Company paid a dividend distribution of one purchase right for each outstanding share of the Company's $1.00 par value common stock. Each right entitles the stockholder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of one hundred and seventy-five dollars. As amended, the rights are not exercisable or detachable from the common stock until ten business days after a person acquires beneficial ownership of ten percent or more of the Company's common stock or if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own ten percent or more of the common stock.

     If any person becomes a beneficial owner of ten percent or more of the Company's common stock other than pursuant to an offer, as defined, for all shares determined by certain directors to be fair to the stockholders and otherwise in the best interests of both the Company and its stockholders (other than by reason of share purchases by the Company), each right not owned by that person or related parties enables its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a calculated value of twice the right's exercise price.

     The rights, which are subject to adjustment, may be redeemed by the Company at a price of one cent per right at any time prior to their expiration on April 27, 1999 or the point at which they become exercisable.

REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
TRINITY INDUSTRIES, INC.

     We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. as of March 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. at March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


                                                        ERNST & YOUNG LLP

Dallas, Texas
May 6, 1998

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL UNAUDITED QUARTERLY DATA
-----------------------------------------------------------------------------------------------------------
                                             FIRST           SECOND         THIRD     FOURTH
(IN MILLIONS EXCEPT FOR PER SHARE DATA      QUARTER          QUARTER       QUARTER    QUARTER         YEAR
-----------------------------------------------------------------------------------------------------------




YEAR ENDED MARCH 31, 1998:
  REVENUES                                  $ 560.1           560.3          642.4     710.2        2,473.0
  OPERATING PROFIT                          $  58.3            63.2           68.7      65.7          255.9
  NET INCOME (LOSS)(1)                      $  33.2            (7.3)          38.8      39.0          103.7
  NET INCOME (LOSS) PER COMMON SHARE:
    BASIC                                   $  0.77           (0.17)          0.90      0.90           2.41
    DILUTED                                 $  0.76           (0.17)          0.88      0.89           2.36

Year ended March 31, 1997:
  Revenues                                  $ 576.5           548.5          580.4     528.9        2,234.3
  Operating profit                          $  53.9            54.4           54.3      51.6          214.2

  Income from continuing operations         $  30.5            30.5           22.1      30.6          113.7
  Income from discontinued operations           3.3             3.9           12.8       3.8           23.8
                                            -------         -------        -------   -------        -------
  Net income                                $  33.8            34.4           34.9      34.4          137.5
                                            =======         =======        =======   =======        =======

Net income per common share:
  Basic:
    Income from continuing operations       $  0.73            0.73           0.51      0.71           2.68
    Income from discontinued operations        0.08            0.09           0.30      0.09           0.56
                                            -------         -------        -------   -------        -------
    Net income per common share             $  0.81            0.82           0.81      0.80           3.24
                                            =======         =======        =======   =======        =======
  Diluted:
    Income from continuing operations       $  0.72            0.72           0.51      0.71           2.66
    Income from discontinued operations        0.08            0.09           0.29      0.08           0.55
                                            -------         -------        -------   -------        -------
    Net income per common share             $  0.80            0.81           0.80      0.79           3.21
                                            =======         =======        =======   =======        =======

(1)Loss in second quarter is due to one-time after-tax charge of $43.8, or $1.00 per diluted share, for litigation settlement.


STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------

EXECUTIVE OFFICES
2525 Stemmons Freeway
Dallas, Texas 75201-2401
P.O. Box 568887
Dallas, TX 75356-8887
Tel: (214) 631-4420


AUDITORS
Ernst & Young LLP


TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, New York


ANNUAL MEETING
The Annual Meeting of Stockholders will be held on July 17, 1998 at 9:30 a.m. at the offices of the Company, 2525 Stemmons Freeway, Dallas, Texas
75207-2401


FORM 10-K

A copy of the Company's 10-K, as filed with the Securities and Exchange Commission, shall be furnished without charge upon written request to Michael E. Conley, Director of Investor Relations, Trinity Industries, Inc., P.O. Box 568887, Dallas, Texas 75356-8887


STOCK CLOSING PRICE RANGE
--------------------------------------------------------------------------------
                         1998        1997       1996       1995        1994
--------------------------------------------------------------------------------

First Quarter            34 3/4-      36-         40 1/4-     39 3/4-      35 1/2-
                         24 1/2       33 1/8      32          33 7/8       29 5/8
Second Quarter           48 1/4-      33 7/8-     36 1/8-     35 1/4-      38 1/4-
                         31 1/4       31 1/8      30 7/8      31           32 1/2
Third Quarter            54-          37 1/2-     32 1/2-     35 3/8-      43 7/8-
                         39           32 1/2      28 1/4      30 1/2       34 3/4
Fourth Quarter           55-          36 7/8-     35 3/4-     37 3/8-      47 3/8-
                         43 9/16      30 3/8      31 1/8      31 3/4       37 1/2

BOARD OF DIRECTORS                             EXECUTIVE OFFICERS                            OPERATING PRESIDENTS
W. Ray Wallace                                 W. Ray Wallace                                Don A. Graham
Chairman and Chief Executive Officer           Chairman and Chief Executive Officer          Group President Highway Safety/
                                                                                             Fittings and Flange

John L. Adams                                  Timothy R. Wallace                            John R. Nussrallah
Chairman and Chief Executive Officer           President and Chief Operating Officer         Group President
Chase Bank of Texas, N.A.                                                                    Railcar
                                               Ralph A. Banks, Jr.
David W. Biegler                               Senior Vice President                         Douglas H. Schneider
President and Chief Operating Officer                                                        Group President
Texas Utilities Company                        Richard G. Brown                              Marine, LPG, and International
                                               Senior Vice President
Barry J. Galt                                                                                Mark W. Stiles
Chairman, President and                        Mark W. Stiles                                Group President
Chief Executive Officer                        Group Vice President                          Concrete/Aggregates
Seagull Energy Corporation
                                               Jack L. Cunningham, Jr.                       Rodney A. Boyd
Clifford J. Grum                               Vice President                                President
Chairman and Chief Executive Officer                                                         Rollform Division
Temple-Inland, Inc.                            Michael G. Fortado
                                               Vice President, Secretary/                    Manuel Castro, Sr.
Dean P. Guerin                                 General Counsel                               President
Investments                                                                                  Trinity Industries de Mexico
                                               Jim S. Ivy
Jess T. Hay                                    Vice President and                            Harry W. Hinkle
Chairman of HCB Enterprises, Chairman          Chief Financial Officer                       President
Texas Foundation for Higher Education                                                        Specialty Products Division
                                               John M. Lee
Edmund M. Hoffman                              Vice President                                Jeffrey J. Marsh
Investments                                                                                  President
                                               Richard A. Martin                             Railcar - Tank Car Division
Diana Natalicio                                Vice President
President                                                                                    John R. McDearman
University of Texas at El Paso                 F. Dean Phelps, Jr.                           President
                                               Vice President                                LPG Tank Division
Timothy R. Wallace
President and Chief Operating Officer          Joseph F. Piriano                             Patrick A. Turner
                                               Vice President                                President
                                                                                             Trinity Industries Transportation, Inc.
                                               Linda S. Sickels
                                               Vice President                                Robert K. Van Noord
                                                                                             President
                                               Neil O. Shoop                                 Fittings and Flange Division
                                               Treasurer
                                                                                             Patrick S. Wallace
                                               William J. Goodwin                            President
                                               Controller                                    Railcar - Rail Services Division

                                     [LOGO]




                            TRINITY INDUSTRIES, INC.
                2525 Stemmons Freeway o Dallas, Texas 75207-2401
                   P.O. Box 568887 o Dallas, Texas 75356-8887
                                  214-631-4420