Form 10-K405, Exhibit 13
period 1999-03-31
TRINITY INDUSTRIES INC
filed 1999-06-29
CIK 99780

                             Financial Information

                          Financial Table of Contents
                          ---------------------------
                 18       Selected Financial Data

                 18       Management's Discussion & Analysis of Financial
                          Condition & Results of Operations

                 23       Consolidated Income Statement

                 24       Consolidated Balance Sheet

                 25       Consolidated Statement of Cash Flows

                 26       Consolidated Statement of Stockholders' Equity

                 27       Notes to Consolidated Financial Statements

                 35       Report of Independent Auditors

                 36       Supplemental Information

                 36       Stockholder Information

          Selected Financial Data / Management's Discussion & Analysis


    Selected Financial Data                                                         Year Ended March 31
                                                               -------------------------------------------------------
    (in millions except percent and per share data)                1999        1998       1997       1996       1995
                                                               ----------   ----------  ---------  --------   --------
    Revenues                                                   $  2,926.9     2,473.0    2,234.3    2,241.7    2,064.3
    Operating profit                                           $    284.9       255.9      214.2      194.9      148.9

    Income from continuing operations                          $    185.3       103.7      113.7      101.3       73.4

    Income from discontinued operations, net of income taxes   $       --          --       23.8       12.5       15.7
    Net income                                                 $    185.3       103.7      137.5      113.8       89.1
    Total assets                                               $  1,684.9     1,573.9    1,356.4    1,426.6    1,400.5
    Long-term debt                                             $    120.6       149.6      178.6      206.4      242.9
    Stockholders' equity                                       $    959.1       887.5      809.5      746.0      641.2

    Stock data:
       Weighted average number of diluted shares outstanding         43.6        43.9       42.8       41.9       40.5
       Net income per diluted common share:
          Continuing operations                                $     4.25        2.36       2.66       2.42       1.81
          Discontinued operations                                      --          --       0.55       0.30       0.39
                                                               ----------     -------    -------    -------     ------
          Net income per share                                 $     4.25        2.36       3.21       2.72       2.20
    Dividends per share                                        $     0.69        0.68       0.68       0.68       0.68
    Book value per share                                       $    23.22       20.40      18.83      17.93      15.95

Management's Discussion & Analysis of Financial Condition & Results of
Operations

Basis of Presentation

    Trinity Industries, Inc. is one of the nation's leading diversified industrial manufacturers. Effective March 31, 1999, the Company changed the way it reports segment results to provide more helpful information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Segment information is reported for (i) the Railcar Group, (ii) the Industrial Group, (iii) the Highway Construction Products Group, (iv) the Inland Barge Group, and (v) the Concrete, Aggregate, & All Other group. See Notes to Consolidated Financial Statements for further discussion of business segments. The following discussion compares results from continuing operations of Trinity for fiscal 1999, 1998, and 1997.

1999 Compared With 1998 - Results of Operations

    Revenues were $2.93 billion in fiscal 1999 compared to $2.47 billion in fiscal 1998, an 18.6% increase. Operating profit was $284.9 million in fiscal 1999 compared to $255.9 million in fiscal 1998, an 11.3% increase. Increased revenues and operating profit were primarily attributable to the Railcar Group. Selling, engineering, and administrative expenses declined as a percentage of revenue to 5.8% from 6.6%. This decline is primarily a result of reduced legal costs and pension expense, partially offset by increases in technology and personnel costs to support the Company's growth.

    Other income/expense changed from $90 million expense in fiscal 1998 to $11.5 million income in fiscal 1999. In fiscal 1998, other expense included a litigation settlement of $70 million, while in fiscal 1999 other income includes a net gain

    Management's Discussion & Analysis of Financial Condition & Results of
                                  Operations


on the sale of real estate and other assets in the first quarter of $22.1 million.

    Net income in fiscal 1999 increased 78.7% to $185.3 million, or $4.25 per diluted share as compared to $103.7 million, or $2.36 per diluted share, in fiscal 1998. Excluding the net gain and litigation settlement mentioned above, earnings per share increased $0.57 per diluted share or 17% from fiscal 1998.

    Railcar Group
    (in millions)                  1999          1998
                                ----------    -----------
    Revenues                    $ 1,959.7     $ 1,303.0
    Operating Profit            $   248.1     $   177.2
    Operating Profit Margin          12.7%         13.6%

    Revenues increased in the Railcar Group $656.7 million, or 50.4%, in fiscal 1999 due to high demand and the ongoing replacement cycle for railcars, which also contributed to strong current railcar backlogs. Trinity is a manufacturer of a broad product line serving various industries and a full-service provider of railcar maintenance services, management services, and leasing alternatives which provides more opportunity for stability during fluctuations in demand for specific car types or services.

    Railcar Group operating profit increased by $70.9 million in the current fiscal year to $248.1 million from $177.2 million in fiscal 1998. This 40% increase is primarily a result of the increased volume in fiscal 1999. As a percentage of revenues, operating profit declined primarily due to the product mix of railcar sales.

    Industrial Group
    (in millions)                  1999          1998
                                ----------    ----------
    Revenues                      $ 284.2      $ 371.5
    Operating Profit              $  17.5      $  45.0
    Operating Profit Margin           6.2%        12.1%

    Revenues in the Industrial Group decreased from $371.5 million in fiscal 1998 to $284.2 million in fiscal 1999, while operating profit decreased from $45.0 million to $17.5 million. The decline in revenues is primarily due to the sale of Beaird Industries, Inc. in the quarter ended June 30, 1998, as well as softness in fittings and flange products and LPG products. The decline in operating profit was attributable to the Beaird sale, continued price competition in the fittings and flange business, primarily due to a weak energy sector and increased imports as a result of the Asian Crisis, and the mild fall and winter which impacted demand and competition for LPG products.

    Highway Construction Products Group
    (in millions)                  1999          1998
                                 ---------    ----------
    Revenues                     $   220.6    $    221.9
    Operating Profit             $    36.0    $     33.5
    Operating Profit Margin           16.3%         15.1%

    Revenues in the Highway Construction Products Group were relatively unchanged, while operating profit increased from $33.5 million in fiscal 1998 to $36.0 million. The slight decline in revenue was primarily a result of delays by state government agencies in job lettings under the new federal highway spending legislation. Improved operating margins in fiscal 1999 resulted from continued focus on cost reduction and efficiency.

    Federal funding for highway construction and improvements is forecasted to increase up to 40% for approximately four and one-half years from the beginning of fiscal 2000. Trinity is strategically positioned to serve the states that will receive the most funding under the recently enacted legislation.

    Inland Barge Group
    (in millions)                 1999           1998
                                ---------      ---------
    Revenues                    $   202.9      $   339.9
    Operating Profit            $    14.2      $    32.0
    Operating Profit Margin           7.0%           9.4%

    Revenues decreased in the Inland Barge Group $137.0 million, from $339.9 million in fiscal 1998, to $202.9 million in the current year. Operating profit decreased by $17.8 million, from $32.0 million in fiscal 1998, to $14.2 million in the current year. The decline in barge demand was primarily driven by reduced grain export shipments and other factors which led to lower rates paid to river freight carriers.

    The volume of barge orders increased in the third and fourth quarters of fiscal 1999. The Company believes this signals a recovery in the barge business and improved profitability in fiscal 2000. In the barge industry, the fleet replacement

    Management's Discussion & Analysis of Financial Condition & Results of
                                  Operations


cycle and fleet age are important factors, and since nearly 40% of the nation's barges are more than 20 years old, the long-term outlook for barges continues to remain positive.

    Concrete, Aggregate, & All Other
    (in millions)                   1999           1998
                                  ---------     ---------
    Revenues                      $  259.5      $  236.7
    Operating Profit              $   28.7      $   22.5
    Operating Profit Margin           11.1%          9.5%

    Revenues increased by $22.8 million in the Concrete, Aggregate, & All Other group, from $236.7 million in fiscal 1998, to $259.5 million in the current year. Operating profit in-creased by $6.2 million, or 27.6%. Better weather conditions in fiscal 1999, internal expansion, and acquisitions contributed to growth in concrete and aggregate revenues. The demand in residential, commercial, and municipal construction in the markets served by the Company's ready-mix concrete and aggregate businesses points to continued growth in this business.

1998 Compared With 1997

    Record operating profits of $255.9 million were recorded for the fiscal year ended March 31, 1998, an increase of $41.7 million, or 19.5%, compared to fiscal 1997. This increase was due primarily to higher operating profit recorded in the Railcar Group, Inland Barge Group, and Concrete, Aggregate, & All Other group. The Highway Construction Products Group and Industrial Group showed slight increases in operating profit. Revenues recorded for fiscal 1998 were $2.47 billion, an increase of $0.24 billion, or 10.8% from the previous fiscal year.

    Selling, engineering, and administrative expenses increased to $163.1 million in fiscal 1998 from $142.5 million in fiscal 1997, but as a percentage of revenue increased only slightly as the Company continues to invest in people and systems to fuel additional growth. Other, net expense decreased to $0.9 million in fiscal 1998 from $12.0 million in the previous fiscal year primarily due to the recording in fiscal 1997 of certain nonrecurring charges, principally for valuation of production facilities determined to be in excess of that required for future business operations.

    Railcar Group
    (in millions)                   1998          1997
                                 ----------    ----------
    Revenues                     $ 1,303.0     $ 1,247.3
    Operating Profit             $   177.2     $   155.4
    Operating Profit Margin           13.6%         12.5%

    A surge in demand during fiscal 1998 contributed to revenues of $1.30 billion in fiscal 1998, a $55.7 million increase from fiscal 1997, and contributed to railcar backlogs that were at record levels. Operating profit of $177.2 million was reported in fiscal 1998, which is a $21.8 million, or 14% increase compared to fiscal 1997. Improved production methods, cost reductions, and volume increases resulted in improved margins.

    Industrial Group
    (in millions)                   1998         1997
                                 ---------    ---------
    Revenues                     $   371.5    $   327.6
    Operating Profit             $    45.0    $    42.5
    Operating Profit Margin           12.1%        13.0%

    The Industrial Group benefited primarily from the general improvement in the economy in fiscal 1998. Revenues were $371.5 million, which is a $43.9 million, or 13.4% increase over fiscal 1997. Operating profit was $45.0 million, or a 5.9% increase over fiscal 1997. Emphasis on protecting the environment in the chemical and petroleum industries and continued strength in new housing starts contributed to fiscal 1998 results.

    Highway Construction Products Group
    (in millions)                   1998          1997
                                  ---------    ---------
    Revenues                      $   221.9    $   192.7
    Operating Profit              $    33.5    $    29.7
    Operating Profit Margin            15.1%        15.4%

    The Highway Construction Products Group recorded revenues for fiscal 1998 of $221.9 million, which is a $29.2 million, or 15.2% increase compared to fiscal 1997. Operating profits were $33.5 million, which is a $3.8 million, or 12.8% increase compared to fiscal 1997. Improved results were due to market acceptance of new highway guardrail products.

    Management's Discussion & Analysis of Financial Condition & Results of
                                  Operations


    Inland Barge Group
    (in millions)                  1998          1997
                                 --------      --------
    Revenues                     $  339.9      $  254.2
    Operating Profit             $   32.0      $   19.7
    Operating Profit Margin           9.4%          7.7%

    The Inland Barge Group recorded revenues for fiscal 1998 of $339.9 million, an $85.7 million or 33.7% increase over fiscal 1997. Operating profit was $32.0 million, a $12.3 million, or 62.4% increase over fiscal 1997. The inland river hopper barge market was very strong in the first part of fiscal 1998 due to the replacement cycle for barges, but order levels softened in the last two quarters due to decreasing grain prices and other factors which affected rates paid to river freight carriers.

     Concrete, Aggregate, & All Other
    (in millions)                   1998        1997
                                  --------     --------
    Revenues                      $ 236.7      $ 204.0
    Operating Profit              $  22.5      $  12.7
    Operating Profit Margin           9.5%         6.2%

    The Concrete, Aggregate, & All Other group recorded revenues of $236.7 million, which is a $32.7 million, or 16.0% increase over fiscal 1997. Operating profit was $22.5 million, which is a $9.8 million, or 77.2% increase over 1997. The increase in revenues resulted from better weather conditions than in the prior year and the Company's emphasis on expanding its ready-mix concrete and aggregate business. Operating profit increased due to expansion and increases in both production and efficiency.

Market Risk

    The Company's earnings are affected by changes in interest rates due to the impact those changes have on the Company's variable-rate debt obligations, which represented approximately 70% of its total debt as of March 31, 1999. If interest rates average one percent more in fiscal 2000 than they did during 1999, the Company's interest expense would increase by $2.0 million.

Liquidity and Financial Resources

    The Company's cash and equivalents increased $10.4 million from $3.1 million at March 31, 1998 to $13.5 million at March 31, 1999. Net cash provided by operating activities increased to $176.4 million during fiscal 1999 from $120.9 million in fiscal 1998. Capital expenditures during fiscal 1999 were $208.3 million, of which $116.5 million was for additions to the lease fleet. This compares to $129.4 million of capital expenditures in fiscal 1998, of which $79.5 million was for additions to the lease fleet. Expenditures for acquisitions were $82.8 million compared to $60.2 million in the prior year. Proceeds from the sale of property, plant and equipment and other assets were $178.7 million in fiscal 1999, composed primarily of the sale of cars from the lease fleet and a portion of the Company's investment real estate, compared to $81.4 million in fiscal 1998. The Company repurchased 2.4 million shares of its common stock for $79.5 million in fiscal 1999. Future operating requirements are expected to be financed principally with net cash flows from operations. Internally generated funds and short-term and long-term debt will continue to be used to finance business acquisitions. Additions to Trinity's assets under lease are anticipated to be financed through internally generated funds, the issuance of equipment trust certificates, or similar debt instruments.

Year 2000

    The advent of the year 2000 has become an issue due to dates being programmed into hardware, software, and embedded chips with only two digits to identify a year, interpreting 00 to be the year 1900, instead of 2000. This misinterpretation could cause systems and equipment to produce errors, or fail to function after December 31, 1999. Some errors may occur even earlier due to forward processing of orders or purchases.

    Information technology (IT) systems are used throughout the Company to manage key production and financial processes and embedded chip technology is used in some of the Company's machinery and equipment.

    Efforts to identify and correct Year 2000 issues began in 1996. The Company has a Year 2000 Project Management Office that is taking those actions it believes reasonable so that Year 2000 issues do not materially impact the Company's operations. In addition, an outside consulting firm has been retained to advise the Company on general Year 2000 issues, supplier assessment, and testing of mission critical IT systems.

    The Company's plan to manage compliance of IT systems, non-IT items, and third-party relationships consists of six phases:

    Management's Discussion & Analysis of Financial Condition & Results of
                                  Operations


Identification:

         Inventory of items that may be affected by Year 2000 issues, including hardware, software, Trinity products, machinery and equipment with embedded technology, and third-party relationships.

Assessment:

         Evaluation of inventoried items to establish risk potential and determination of corrective steps to be taken.

Certification:

         Collection of data from third-party suppliers certifying compliance of products and services.

Remediation:

         Process of upgrading or replacement of noncompliant systems.

Testing:

         Application and embedded technology testing involving standardized methodology.

Contingency Planning:

         Continuity assessment and planning to minimize potential impacts from business failures arising from Year 2000 issues.

Mission Critical Y2K Compliance

                                    [GRAPH]

    To date, the Company has spent approximately $3.6 million on compliance efforts. An additional $3.3 million is expected to be spent by the year 2000. The Company anticipates that costs to address the Year 2000 issue represent approximately 13 percent of the total IT budget for fiscal years 1998, 1999, and 2000.

    While the Company has no way to provide assurance that third-party systems will be Year 2000 compliant on a timely basis, the Company is surveying and assessing third parties with whom it has a significant relationship. Approximately 5,000 suppliers have been surveyed and assessed for Year 2000 compliance. Contingency plans are being developed for suppliers and vendors believed to be at risk. The Company is also working with key customers on exchanging Year 2000 status information.

    As a manufacturing company, potential worst-case scenarios facing Trinity would be: an interruption of utility services that would impact production; an interruption of transport services by one of the key railroads that would impact the Company's ability to deliver finished product to its customers, receive certain materials and affect demand, or the ability of key suppliers to deliver raw materials or services due to their noncompliance. Contingency plans are being developed, as deemed appropriate, to deal with the impact of these matters. However, there is no guarantee that all noncompliant systems of third parties will be identified and remediated in time, making the number of hours or days of possible interruption an uncertainty. It is expected that the occurrence of any one, or all of the above worst-case scenarios, would be of short-term duration and would not have a material effect on the Company's long-term results of operations, liquidity, and financial condition. However, many of these events are outside of the Company's control and there can be no assurance that an occurrence or event will not happen which could materially impact operations.

    At this time, the Company believes all significant areas have been identified, remediation is on schedule, and contingency plans to deal with Year 2000 issues will be in place.

Inflation

    Changes in price levels did not significantly affect the Company's operations in fiscal 1999, 1998, or 1997.

Forward Looking Statements

    Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performance, estimates, projections, goals, and forecasts. Potential factors which could cause the Company's actual results of operations to differ materially from those in the forward-looking statements include market conditions and demand for the Company's products, competition, technologies, steel prices, interest rates and capital costs, taxes, unstable governments and business conditions in emerging economies, and legal, regulatory, and environmental issues. Any forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

                         Consolidated Income Statement



    Consolidated Income Statement                                                    Year Ended March 31
                                                                           --------------------------------------
    (in millions except per share data)                                       1999          1998          1997
                                                                           ----------    ----------    ----------
    Revenues                                                               $  2,926.9    $  2,473.0    $  2,234.3

    Operating costs:
       Cost of revenues                                                       2,472.8       2,054.0       1,877.6
       Selling, engineering, and administrative expenses                        169.2         163.1         142.5
                                                                           ----------    ----------    ----------
                                                                              2,642.0       2,217.1       2,020.1
                                                                           ----------    ----------    ----------
    Operating profit                                                            284.9         255.9         214.2

    Other (income) expense:
       Litigation settlement                                                       --          70.0            --
       Interest income                                                           (4.5)         (1.8)         (0.5)
       Interest expense                                                          20.4          20.9          21.4
       Other, net                                                               (27.4)          0.9          12.0
                                                                           ----------    ----------    ----------
                                                                                (11.5)         90.0          32.9
                                                                           ----------    ----------    ----------

    Income from continuing operations before income taxes                       296.4         165.9         181.3
    Provision (benefit) for income taxes:
       Current                                                                  106.9          53.3          71.2
       Deferred                                                                   4.2           8.9          (3.6)
                                                                           ----------    ----------    ----------
                                                                                111.1          62.2          67.6
                                                                           ----------    ----------    ----------

    Income from continuing operations                                           185.3         103.7         113.7

    Discontinued operations:
       Income (net of income taxes of $10.9)                                       --            --          14 5
       Gain from sale of subsidiary stock in an initial public offering            --            --           9.3
                                                                           ----------    ----------    ----------
                                                                                   --            --          23 8
                                                                           ----------    ----------    ----------
    Net income                                                             $    185.3    $    103.7    $    137.5
                                                                           ==========    ==========    ==========

    Net income per common share:
       Basic:
          Continuing operations                                            $     4.31    $     2.41    $     2.68
          Discontinued operations                                                  --            --          0.56
                                                                           ----------    ----------    ----------
          Net income per share                                             $     4.31    $     2.41    $     3.24
                                                                           ==========    ==========    ==========

       Diluted:
          Continuing operations                                            $     4.25    $     2.36    $     2.66
          Discontinued operations                                                  --            --          0.55
                                                                           ----------    ----------    ----------
          Net income per share                                             $     4.25    $     2.36    $     3.21
                                                                           ==========    ==========    ==========

    Weighted average number of shares outstanding:
          Basic                                                                  43.0          43.1          42.4
          Diluted                                                                43.6          43.9          42.8

See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheet


    Consolidated Balance Sheet                                                               March 31
                                                                                     ------------------------
    (in millions except per share data)                                                 1999           1998
                                                                                     ----------    ----------
    ASSETS
    Cash and equivalents                                                             $     13.5    $      3.1
    Receivables (net of allowance for doubtful accounts
       of $1.9 in 1999 and $1.7 in 1998)                                                  357.4         390.5
    Inventories:
       Raw materials and supplies                                                         279.5         248.5
       Work in process                                                                     42.5          42.5
       Finished goods                                                                      75.1          51.6
                                                                                     ----------    ----------
                                                                                          397.1         342.6

    Property, plant and equipment, at cost                                              1,213.6       1,201.9
    Less accumulated depreciation                                                        (481.3)       (475.0)
                                                                                     ----------    ----------
                                                                                          732.3         726.9

    Other assets                                                                          184.6         110.8
                                                                                     ----------    ----------
                                                                                     $  1,684.9    $  1,573.9
                                                                                     ==========    ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Short-term debt                                                                  $    181.0    $    101.0
    Accounts payable and accrued liabilities                                              366.7         386.6
    Long-term debt                                                                        120.6         149.6
    Deferred income taxes                                                                  34.0          27.5
    Other liabilities                                                                      23.5          21.7
                                                                                     ----------    ----------
                                                                                          725.8         686.4


    Stockholders' equity:
       Common stock - par value $1 per share; authorized - 100.0 shares; shares
          issued and outstanding in 1999 - 43.7; in 1998 - 43.5                            43.7          43.5
       Capital in excess of par value                                                     292.6         287.7
       Retained earnings                                                                  722.9         567.5
       Accumulated other comprehensive income                                             (20.6)        (11.2)
       Treasury stock (2.4 shares), at cost:                                              (79.5)           --
                                                                                     ----------    ----------
                                                                                          959.1         887.5
                                                                                     ----------    ----------
                                                                                     $  1,684.9    $  1,573.9
                                                                                     ==========    ==========


See accompanying notes to consolidated financial statements.

                     Consolidated Statement of Cash Flows


    Consolidated Statement of Cash Flows                                                      Year Ended March 31
                                                                                     --------------------------------------
    (in millions)                                                                       1999          1998          1997
                                                                                     ----------    ----------    ----------
    Operating activities:
       Net income                                                                    $    185.3    $    103.7    $    137.5
       Less income from discontinued operations                                              --            --         (23.8)
                                                                                     ----------    ----------    ----------
       Income from continuing operations                                                  185.3         103.7         113.7
       Adjustments to reconcile income to net cash provided
          (required) by operating activities:
              Depreciation and amortization                                                72.0          73.0          75.3
              Deferred income taxes                                                         4.2           8.9          (3.6)
              Gain on sale of property, plant and equipment and other assets              (24.6)         (4.2)         (4.3)
              Other                                                                         7.2          (1.1)          8.0
              Changes in assets and liabilities, net of effects from
                 acquisitions:
                 (Increase) decrease in receivables                                        45.3        (150.9)         64.7
                 (Increase) decrease in inventories                                       (47.9)         (3.2)         17.9
                 Increase in other assets                                                 (13.9)        (30.6)        (32.0)
                 Increase (decrease) in accounts payable and accrued liabilities          (53.0)        121.1
                                                                                                                       51.5
                 Increase (decrease) in other liabilities                                   1.8           4.2         (12.4)
                                                                                     ----------    ----------    ----------
                   Total adjustments                                                       (8.9)         17.2         165.1
                                                                                     ----------    ----------    ----------
       Net cash provided by operating activities                                          176.4         120.9         278.8

    Investing activities:
       Proceeds from sale of property, plant and equipment and other assets               178.7          81.4          59.2
       Capital expenditures                                                              (208.3)       (129.4)       (173.5)
       Payment for purchase of acquisitions, net of cash acquired                         (82.8)        (60.2)         (5.6)
                                                                                     ----------    ----------    ----------
       Net cash required by investing activities                                         (112.4)       (108.2)       (119.9)

    Financing activities:
       Issuance of common stock                                                             4.8           2.4           4.6
       Stock repurchases                                                                  (79.5)           --            --
       Net borrowings (repayments) of short-term debt                                      80.0          34.5        (152.0)
       Payments to retire long-term debt                                                  (29.5)        (29.4)        (31.6)
       Dividends paid                                                                     (29.4)        (29.3)        (28.7)
                                                                                     ----------    ----------    ----------
       Net cash required by financing activities                                          (53.6)        (21.8)       (207.7)

    Cash flows provided by discontinued operations                                           --            --          46.3
                                                                                     ----------    ----------    ----------
    Net increase (decrease) in cash and equivalents                                        10.4          (9.1)         (2.5)
    Cash and equivalents at beginning of period                                             3.1          12.2          14.7
                                                                                     ----------    ----------    ----------
    Cash and equivalents at end of period                                            $     13.5    $      3.1    $     12.2
                                                                                     ----------    ----------    ----------


Interest paid in fiscal 1999, 1998, and 1997 was $20.5, $23.1, and $24.5, respectively.

See accompanying notes to consolidated financial statements.

                Consolidated Statement of Stockholders' Equity


    Consolidated Statement of Stockholders' Equity

                                   Common      Common     Capital               Accumulated
                                   Shares       Stock       in                     Other                   Treasury      Total
    (in millions except share   (100,000,000    $1.00    Excess of  Retained   Comprehensive   Treasury      Stock    Stockholders'
     and per share data)         Authorized)  Par Value  Par Value  Earnings       Income       Shares      at Cost      Equity
                                ------------  ---------  ---------  --------   -------------  ----------   ---------  -------------

    Balance at March 31, 1996     41,596,037  $    41.6  $   239.6    $464.8                                          $       746.0
       Distribution of Halter
          Marine Group, Inc.              --         --         --     (80.2)                                                 (80.2)
       Other                       1,450,328        1.4       40.9        --                                                   42.3

       Net income                         --         --         --     137.5                                                  137.5
       Currency translation
          adjustments                     --         --         --        --   $        (7.2)                                  (7.2)
                                                                                                                      -------------
       Comprehensive income                                                                                                   130.3
       Cash dividends
          ($0.68 per share)               --         --         --     (28.9)                                                 (28.9)
                                ------------  ---------  ---------   -------   -------------  ----------   ---------  -------------
    Balance at March 31, 1997     43,046,365       43.0      280.5     493.2            (7.2)                                 809.5
       Other                         442,911        0.5        7.2        --              --                                    7.7

       Net income                         --         --         --     103.7              --                                  103.7
       Currency translation
          adjustments                     --         --         --        --            (4.0)                                  (4.0)
                                                                                                                      -------------
       Comprehensive income                                                                                                    99.7
       Cash dividends
          ($0.68 per share)               --         --         --     (29.4)             --                                  (29.4)
                                ------------  ---------  ---------   -------   -------------  ----------   ---------  -------------
    BALANCE AT MARCH 31, 1998     43,489,276       43.5      287.7     567.5           (11.2)                                 887.5
       STOCK REPURCHASES                                                                  --  (2,363,932)  $   (79.5)         (79.5)
       OTHER                         216,360        0.2        4.9                        --          --          --            5.1

       NET INCOME                         --         --         --     185.3              --          --                      185.3
       CURRENCY TRANSLATION
          ADJUSTMENTS                     --         --         --        --            (9.4)         --          --           (9.4)
                                                                                                                      -------------
       COMPREHENSIVE INCOME                                                                                                   175.9
       CASH DIVIDENDS
          ($0.69 PER SHARE)               --         --         --     (29.9)             --          --          --          (29.9)
                                ------------  ---------  ---------   -------   -------------  ----------   ---------  -------------
    BALANCE AT MARCH 31, 1999     43,705,636  $    43.7  $   292.6   $ 722.9   $       (20.6) (2,363,932)  $   (79.5) $       959.1
                                ============  =========  =========   =======   =============  ==========   =========  =============


The Company has authorized and unissued 1,500,000 shares of no par value voting preferred stock.

See accompanying notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements


Summary of Significant Accounting Policies

    The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity" or the "Company") include the accounts of all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and receivables. The Company places its cash investments in investment grade, short-term debt instruments, and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to control procedures to monitor the credit worthiness of customers, the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of all receivables. At March 31, 1999, the Company has an advance payment and a deposit agreement totaling approximately $50 million for steel inventory purchases from a supplier in Mexico which has suspended payments on its debt, received court protection from its creditors, and is currently negotiating with its lenders to restructure its debt due to short-term liquidity problems. To date, deliveries of steel to the Company have been timely and management believes there will be no material adverse effect on the Company.

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

    The Company enters into lease contracts with third parties with terms generally ranging between one and fifteen years, wherein certain equipment manufactured by Trinity is leased for a specified type of service over the term of the contract. The Company primarily enters into operating leases.

    Inventories are valued at the lower of cost or market, with cost determined principally on the specific identification method. Market is replacement cost or net realizable value.

    Depreciation and amortization are generally computed by the straight-line method over the estimated useful lives of the assets, generally 2 to 30 years. The costs of ordinary maintenance and repairs are charged to expense, while renewals and major replacements are capitalized.

    Diluted net income per common share is based on the weighted average shares outstanding plus the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Trinity's common stock. Basic net income per common share is based on the weighted average number of common shares outstanding for the period. The numerator for both basic net income per common share and diluted net income per common share is net income. The difference between the denominator in the basic calculation and the denominator in the diluted calculation is attributable to the effect of stock options.

    In fiscal 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires certain direct development costs associated with internal-use software to be capitalized including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are included in property, plant and equipment and are depreciated over a period not exceeding three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

    In fiscal 1999, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Adoption of this Statement is currently proposed to be effective for fiscal years beginning after June 15, 2000. The Company has determined that this Statement will not have a material impact on its financial statements.

    The Company initiated a stock repurchase program in the second quarter of fiscal year 1999. The program authorizes the Company to repurchase up to 10 percent of the Company's 43.5 million shares of common stock. As of March 31, 1999, approximately 2.4 million shares had been repurchased at a total cost of $79.5 million.

    Certain reclassifications have been made to prior year statements to conform to the current year presentation.

Segment Information

    As of March 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The segment information for 1998 and 1997 has been restated from prior years' presentation in order to conform to current

                  Notes to Consolidated Financial Statements


requirements. The Company determined its operating segments based on the types of products and services it provides.

    Trinity manufactures, sells, and leases a wide variety of products principally in the following segments or groups: (1) the Railcar Group, consisting primarily of tank cars, freight cars, and railcar maintenance, management, or leasing to various industries; (2) the Industrial Group, consisting primarily of container heads (the ends of pressure and non-pressure containers) for use internally and by other manufacturers of containers, weld fittings (tees, elbows, reducers, caps, and flanges) used in pressure piping systems, and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products; (3) the Highway Construction Products Group, consisting primarily of highway guardrail and safety products and girders, beams, and columns used in the construction of highway and railway bridges; (4) the Inland Barge Group, consisting of barges for inland waterway services; and (5) the Concrete, Aggregate, & All Other group, composed of ready-mix concrete and aggregate, passenger loading bridges and conveyor systems, heavy equipment components, transportation services, and the Company's captive insurance subsidiary.

    The financial information for these segments is shown in the tables below. The Company operates principally in the continental United States, Mexico, and Brazil. Intersegmental sales are shown at market prices.

    Total revenues from external customers attributed to foreign operations in fiscal 1999, 1998, and 1997 are $42.6 million, $55.3 million, and $39.7 million, respectively. The Railcar Group includes revenues from one customer which


    Year Ended March 31, 1999
    (in millions)
                                                      Revenues              Operating
                                           ------------------------------     Profit     Segment  Depreciation &    Capital
                                           Outside  Intersegment   Total      (Loss)      Assets   Amortization   Expenditures
                                           -------- ------------ --------    --------    -------- --------------  ------------

Railcar Group                              $1,959.7   $    6.9   $1,966.6    $  248.1    $  978.3   $   29.0       $  165.4
Industrial Group                              284.2        1.4      285.6        17.5       140.4        5.5            6.8
Highway Construction Products Group           220.6        1.2      221.8        36.0        93.1        3.3            1.7
Inland Barge Group                            202.9         --      202.9        14.2        73.1        7.1            1.3
Concrete, Aggregate, & All Other              259.5       51.2      310.7        28.7       140.5       22.5           21.1
Eliminations & Corporate Items                   --         --      (60.7)      (59.6)      259.5        4.6           12.0
                                           --------   --------   --------    --------    --------   --------       --------
Consolidated Total                                               $2,926.9    $  284.9    $1,684.9   $   72.0       $  208.3
                                                                 ========    ========    ========   ========       ========


    Year Ended March 31, 1998
    (in millions)
                                                     Revenues               Operating
                                           ------------------------------     Profit     Segment  Depreciation &    Capital
                                           Outside  Intersegment  Total       (Loss)      Assets   Amortization   Expenditures
                                           -------- ------------ --------    --------    -------- --------------  ------------
Railcar Group                              $1,303.0   $    9.3   $1,312.3    $  177.2    $  875.9   $   28.1       $   86.2
Industrial Group                              371.5        3.0      374.5        45.0       222.3        8.4            7.7
Highway Construction Products Group           221.9         --      221.9        33.5        91.9        3.6            2.0
Inland Barge Group                            339.9         --      339.9        32.0       100.6        7.3            0.4
Concrete, Aggregate, & All Other              236.7       50.6      287.3        22.5       146.4       20.1           19.4
Eliminations & Corporate Items                   --         --      (62.9)      (54.3)      136.8        5.5           13.7
                                           --------   --------   --------    --------    --------   --------       --------
Consolidated Total                                               $2,473.0    $  255.9    $1,573.9   $   73.0       $  129.4
                                                                 ========    ========    ========   ========       ========

                  Notes to Consolidated Financial Statements


    Year Ended March 31, 1997
    (in millions)
                                                     Revenues               Operating
                                           ------------------------------     Profit     Segment  Depreciation &    Capital
                                           Outside  Intersegment  Total       (Loss)      Assets   Amortization   Expenditures
                                           -------- ------------ --------    --------    -------- --------------  ------------
Railcar Group                              $1,247.3   $   12.1   $1,259.4    $  155.4    $  708.7   $   31.9       $  134.9
Industrial Group                              327.6        3.0      330.6        42.5       164.9        7.8            6.4
Highway Construction Products Group           192.7         --      192.7        29.7        75.2        4.5            1.1
Inland Barge Group                            254.2         --      254.2        19.7       192.1        5.2           13.8
Concrete, Aggregate, & All Other              204.0       34.4      238.4        12.7       147.6       21.4           16.0
Eliminations & Corporate Items                  8.5         --      (41.0)      (45.8)       67.9        4.5            1.3
                                           --------   --------   --------    --------    --------   --------       --------
    Consolidated Total                                           $2,234.3    $  214.2    $1,356.4   $   75.3       $  173.5
                                                                 ========    ========    ========   ========       ========

accounted for 9.9 percent, 10.1 percent, and 10.8 percent of consolidated revenues in fiscal 1999, 1998, and 1997, respectively. Long-lived assets located outside the United States in fiscal 1999, 1998, and 1997 are $134.7 million, $120.7 million, and $79.7 million, respectively.

    Corporate assets are composed of cash and equivalents, notes receivable, land held for investment, certain property, plant and equipment, and other assets. Capital expenditures do not include business acquisitions.

    Segment operating profit excludes administrative overhead of the corporate office and certain shared services of the businesses which are included in Eliminations & Corporate Items.

Acquisitions and Divestiture

ACQUISITIONS

    The Company made certain acquisitions during fiscal 1999, 1998, and 1997 accounted for by the purchase method. The acquired operations have been included in the consolidated financial statements from the effective dates of the acquisitions.

    In fiscal 1999, the businesses acquired for cash included: (i) 100 percent of the capital stock of Excell Materials, Inc., a ready-mix concrete company; and (ii) 100 percent of the capital stock of MCT Holdings, Inc., the parent of McConway & Torley Corporation which manufactures casting products for the railcar industry. The aggregate purchase price for these acquisitions was approximately $104.4 million. Goodwill of approximately $65 million recorded in the MCT acquisition is included in other assets and is being amortized over 30 years. Contributions from these acquisitions to revenues and operating profit during fiscal 1999 were not material.

    In fiscal 1998, the businesses acquired included: (i) certain assets of the Industrial Products Division of Ladish Co., Inc. utilized in the manufacture of metal components for cash; (ii) certain assets of Buffalo Specialty Products, Inc. utilized in the manufacture of highway construction products for cash;
(iii) 100 percent of the capital stock of Differential Holdings, Inc., a railcar manufacturer, in exchange for 94,067 shares of Trinity common stock;
(iv) certain assets of Industrial Companies, Inc. used in the ready-mix concrete business for cash; and (v) certain assets of the Springfield, Missouri facility of Busch Mechanical Services, Inc. utilized in the railcar repair business for cash. The aggregate purchase price for these acquisitions was approximately $70.8 million. Contributions from these acquisitions to revenues and operating profit during fiscal 1998 were not material.

    In fiscal 1997, the businesses acquired for continuing operations included:
(i) 100 percent of the capital stock of Transcisco Industries, Inc., a diversified railcar services company engaged in railcar maintenance and repair, specialty railcar leasing and management services, and Russian rail transportation services through its 20 percent ownership of SFAT, a Russian private rail transportation services company, in exchange for 1,162,612 shares of Trinity common stock; and (ii) certain assets of John Guidry Ready Mix Company, Inc., The Cement and Supply Company, and Pitcock Bros. Ready Mix Concrete, Inc. for cash. The aggregate purchase price of these acquisitions was approximately $68.6 million. Contributions from these acquisitions to revenues and operating profit during fiscal 1997 were not material.

                  Notes to Consolidated Financial Statements


DIVESTITURE

    Halter Marine Group, Inc. ("Halter"), previously a wholly-owned subsidiary of the Company, was divested in 1997 through (i) the sale of 19.0 percent of Halter in an initial public offering resulting in a gain of $9.3 million, and
(ii) a tax-free distribution of the remaining ownership to the Company's stockholders. Halter's revenues and net income (inclusive of minority interest) for fiscal 1997 were $406.8 million and $16.1 million, respectively.

Stock Plans

    The Company's 1998 Stock Option and Incentive Plan provides for awarding 2,000,000 shares of common stock plus shares covered by forfeited, expired, and canceled options granted under prior plans for a total of 2,211,316 shares available for issuance at March 31, 1999, with a maximum of 600,000 shares being available for issuance as restricted stock or in satisfaction of performance or other awards. The plan provides for the granting of: nonqualified and incentive stock options, having maximum 10 year terms, to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Under previous plans, nonqualified and incentive stock options and restricted shares were granted at their fair market values. One grant provided for granting reload options for the remaining term of the original grant at the common stock market value on the date shares already owned by the optionee are surrendered in payment of the option exercise price. Options become exercisable in various percentages over periods ranging from six months to eight years.

                                                                        Year Ended March 31
                                           ------------------------------------------------------------------------------
                                                   1999                        1998                        1997
                                           ------------------------   ------------------------   ------------------------
                                                          Weighted                   Weighted                   Weighted
                                                          Average                    Average                    Average
                                                          Exercise                   Exercise                   Exercise
                                             Shares        Price        Shares        Price        Shares        Price
                                           ----------    ----------   ----------    ----------   ----------    ----------
    Outstanding beginning of year           1,982,495    $    26.01    1,962,722    $    26.72    1,726,461    $    24.40
    Halter property distribution                   --            --      499,369            --           --            --
    Granted                                   414,663         39.76      389,218         46.44      480,456         32.26
    Exercised                                (314,453)        18.73     (554,357)        20.78     (237,570)        21.16
    Canceled                                  (22,722)        33.26     (314,457)        23.63       (6,625)        24.35
                                           ----------    ----------   ----------    ----------   ----------    ----------
    Outstanding end of year                 2,059,983         29.81    1,982,495         26.01    1,962,722         26.72
                                           ==========    ==========   ==========    ==========   ==========    ==========
    Exercisable                               961,903         23.92      967,973         19.34      948,689         23.33
                                           ==========    ==========   ==========    ==========   ==========    ==========

                  Notes to Consolidated Financial Statements


                                                                                 March 31, 1999
                                                       ---------------------------------------------------------------
                                                               Outstanding Options
                                                       ------------------------------------
                                                                         Weighted Average          Exercisable Options
                                                                    -----------------------       --------------------
                                                                     Remaining                                Weighted
                                                                    Contractual    Exercise                    Average
    Exercise Price Range                                Shares      Life (Years)     Price         Shares       Price
                                                       ---------    ------------   --------       --------    --------
    $ 13.22 - $ 15.94                                    301,429         2.1       $  14.23        301,429    $  14.23
      21.25 -   31.38                                  1,030,440         5.8          24.27        547,132       24.18
      33.00 -   49.00                                    475,148         9.3          39.34         44,176       41.18
      49.81 -   53.81                                    252,966         8.6          53.01         69,166       53.04
                                                       ---------     -------       --------       --------    --------
    $ 13.22 - $ 53.81                                  2,059,983         6.4          29.81        961,903       23.92
                                                       =========     =======       ========       ========    ========

    In connection with the Halter property distribution, outstanding stock options were adjusted to preserve their economic value.

    The Company has elected to apply the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its Interpretations and, accordingly, no compensation cost has been recorded for stock options. The effect of computing compensation cost in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and the weighted average fair value of options granted during 1999, 1998, and 1997 using the Black-Scholes option pricing model are shown in the accompanying table.

                                         1999          1998         1997
                                      ----------    ----------    ----------
    Estimated fair value per
       share of options granted       $    15.49    $    17.72    $     9.26
    Pro forma:
       Net income (millions)          $    183.1    $    102.7    $    136.8
       Per diluted share              $     4.20    $     2.34    $     3.20
    Black-Scholes assumptions:
       Expected option life
          (years)                            6.7           6.5           6.8
       Risk-free interest rate              6.00%         7.05%         6.45%
       Dividend yield                       1.82%         1.56%         2.11%
       Common stock volatility             0.393         0.283         0.209

                           RESTRICTED STOCK

                                      1999         1998         1997
                                   ----------   ----------   ----------
    Shares awarded                     42,000       24,000       20,000
    Grant date fair value
       per share                   $    39.04   $    53.00   $    25.13
    Outstanding at March 31            81,500       40,500       20,000

                  Notes to Consolidated Financial Statements


Debt

    LONG-TERM DEBT                                                        March 31
                                                                  -----------------------
    (in millions)                                                    1999         1998
                                                                  ----------   ----------
3.0-9.25 percent industrial development revenue bonds
   payable in varying amounts through 2005                        $      2.0   $      1.9
5.56-6.0 percent promissory notes generally payable
   annually through 2008                                                30.0         31.7
6.96-10.25 percent equipment trust certificates to
   institutional investors generally payable in semi-annual
   installments of varying amounts through 2003                         81.4        107.5
11.3 percent notes payable monthly through 2003                          7.2          8.5
                                                                  ----------   ----------
                                                                  $    120.6   $    149.6
                                                                  ==========   ==========

    The fair value of nontraded, fixed-rate outstanding debt, estimated using discounted cash flow analysis, approximates its carrying value. The Company is required to maintain certain financial ratios, as defined. Principal payments due during the next five years are: 2000 - $26.7; 2001 - $53.0; 2002 - $25.9;
2003 - $11.5; and 2004 - $2.0.

    The trustees of the equipment trusts have been assigned title to railcars with a cost of $190.6 million at March 31, 1999 for the life of the respective equipment trusts. Leases relating to such railcars financed by equipment trust certificates have been assigned as collateral.

    Future minimum rental revenues on leases in each fiscal year are: 2000 - $50.8; 2001 - $40.6; 2002 - $35.4; 2003 - $28.8; 2004 - $24.9; and $114.1
thereafter.

SHORT-TERM DEBT

    Short-term debt primarily consists of money market borrowings, generally due within 30 days, with interest rates ranging from 5.21% to 5.76% in 1999 and 5.86% to 6.43% in 1998.

    Property, Plant
    and Equipment                            March 31
                                      -----------------------
    (in millions)                        1999         1998
                                      ----------   ----------
    Land                              $     38.6   $     37.6
    Buildings and improvements             226.8        224.7
    Machinery                              487.5        497.7
    Equipment on lease
    (predominantly long-term)              428.4        416.8
    Construction in progress                32.3         25.1
                                      ----------   ----------

                                      $  1,213.6   $  1,201.9
                                      ----------   ----------

                  Notes to Consolidated Financial Statements


Income Taxes
(in millions except percent data)

    The provision for federal income taxes is determined on a consolidated return basis. The components of the provision (benefit) for income taxes from continuing operations are:

                             Year Ended March 31
                       ------------------------------
                         1999       1998       1997
                       --------   --------   --------
    Current:
       Federal         $   96.2   $   48.0   $   63.2
       State               10.7        5.3        8.0
                       --------   --------   --------
                          106.9       53.3       71.2

    Deferred                4.2        8.9       (3.6)
                       --------   --------   --------

    Total              $  111.1   $   62.2   $   67.6
                       ========   ========   ========

    Deferred income taxes are provided for temporary differences between financial and taxable income. The components of deferred tax liabilities and assets are:

                                                     March 31
                                             ------------------------
                                                1999          1998
                                             ----------    ----------
    Deferred tax liability -
       depreciation                          $     66.5    $     73.4

    Deferred tax assets:
       Pensions and other benefits                 33.1          34.2
       Accounts receivable, inventory,
         and other asset valuation
         accounts                                   8.6           8.5
       Other                                       (9.2)          3.2
                                             ----------    ----------
         Total deferred tax assets                 32.5          45.9
                                             ----------    ----------
       Net deferred tax liability            $     34.0    $     27.5
                                             ==========    ==========

    The provision for income taxes from continuing operations results in effective tax rates different than the statutory rates. The reconciliation between the effective and statutory rates follows:

                                          Year Ended March 31
                                 --------------------------------------
                                    1999          1998          1997
                                 ----------    ----------    ----------
    Statutory rate                     35.0%         35.0%         35.0%
    State taxes                         2.4           2.1           2.3
    Other                               0.1           0.4            --
                                 ----------    ----------    ----------
    Effective tax rate                 37.5%         37.5%         37.3%
                                 ==========    ==========    ==========

    In fiscal 1999, 1998, and 1997 income taxes of $111.6, $33.6, and $85.9, respectively, were paid net of refunds received and, for 1997, include amounts associated with Halter.

                  Notes to Consolidated Financial Statements


Employee Retirement Plans
(in millions except percent data)

    The Company sponsors defined benefit pension and defined contribution profit sharing plans which provide income and death benefits for eligible employees.


                                                            Year Ended March 31
                                                  ----------------------------------------
                                                     1999           1998          1997
                                                  ----------     ----------     ----------
    Actuarial Assumptions
    Obligation discount rate                            7.25%          7.25%          7.75%
    Compensation increase rate                          4.75%          4.75%          4.75%
    Long-term rate of return on plan assets                9%             9%             9%

    Expense Components
    Service cost                                  $     11.4     $     12.5     $     10.5
    Interest                                            11.2           10.5            9.7
    Expected return on assets                          (13.1)         (10.2)          (8.9)
    Amortization and deferral                           (0.1)            --           (0.2)
    Profit sharing                                       5.3            4.5            4.6
                                                  ----------     ----------     ----------
    Net expense                                   $     14.7     $     17.3     $     15.7
                                                  ==========     ==========     ==========

    Benefit Obligations
    Beginning of year                             $    156.1     $    127.5
    Service cost                                        11.4           12.5
    Interest                                            11.2           10.5
    Benefits paid                                       (6.1)          (6.9)
    Actuarial (gain) loss                               (3.5)          12.5
    Sale of Beaird Industries, Inc.                     (5.9)            --
                                                  ----------     ----------
    End of year                                   $    163.2     $    156.1
                                                  ==========     ==========
    Under funded plans                            $    147.9     $     20.4
    Over funded plans                                   15.3          135.7
                                                  ==========     ==========
    Plans' Assets
    Beginning of year                             $    153.4     $    114.3
    Actual return on assets                             12.3           33.3
    Employer contributions                               5.1           12.7
    Benefits paid                                       (6.1)          (6.9)
    Sale of Beaird Industries, Inc.                     (4.7)            --
                                                  ----------     ----------
    End of year                                   $    160.0     $    153.4
                                                  ==========     ==========
    Under funded plans                            $    140.4     $     13.2
    Over funded plans                                   19.6          140.2
                                                  ==========     ==========
    Consolidated Balance Sheet Components
    Funded status                                 $      3.2     $      2.7
    Unamortized transition obligation                    1.6            1.9
    Unrecognized prior service cost                     (1.1)          (1.4)
    Unrecognized loss                                   (3.4)          (5.9)
                                                  ----------     ----------
    Net obligation (asset)                        $      0.3     $     (2.7)
                                                  ==========     ==========
    Accrued                                       $      5.6     $      5.7
    Prepaid                                              5.3            8.4
                                                  ----------     ----------
    Net accrued (prepaid)                         $      0.3     $     (2.7)
                                                  ==========     ==========

  Notes to Consolidated Financial Statements / Report of Independent Auditors


Contingencies

    In September 1997, the Company settled a 13 year-old lawsuit brought against a former subsidiary of the Company by Morse/Diesel, Inc. The settlement resulted in an after-tax charge of $43.8 million being recorded in fiscal year 1998. The Company has not participated in the business associated with this matter since 1989. In April 1998, the Company settled a five year-old patent infringement lawsuit brought by Johnstown America Corp.
for approximately $10.5 million, net of tax.

    The Company is involved in various other claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's consolidated financial statements.

Stockholder's Rights Plan

    The Company has adopted a Stockholder's Rights Plan to replace its existing plan which expired April 27, 1999. On March 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of the Company's common stock, $1.00 par value, to stockholders of record at the close of business on April 27, 1999. Each right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock at a purchase price of $200.00 per one one-hundredth (1/100) of a share, subject to adjustment. The rights are not exercisable or detachable from the common stock until 10 business days after a person acquires beneficial ownership of 12 percent or more of the Company's common stock, or if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own 12 percent or more of the common stock. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until the first public announcement that a 12 percent position has been acquired. If any person becomes a beneficial owner of 12 percent or more of the Company's common stock, each right not owned by that person or related parties enables its holder to purchase, at the right's purchase price, shares of the Company's common stock having a calculated value of twice the purchase price of the right.



Report of Independent Auditors

The Board of Directors and Stockholders
Trinity Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. as of March 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. at March 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.


                                                              ERNST & YOUNG LLP

Dallas, Texas
June 2, 1999

               Supplemental Information / Stockholder Information


    Selected Quarterly Financial Data (unaudited)
    (in millions except per share data)           First       Second         Third       Fourth
                                                 Quarter      Quarter       Quarter      Quarter        Year
                                                ----------   ----------    ----------   ----------   ----------
    YEAR ENDED MARCH 31, 1999:
       REVENUES                                 $    711.5        717.4         722.9        775.1      2,926.9
       OPERATING PROFIT                         $     74.1         74.7          69.7         66.4        284.9
       NET INCOME                               $     57.8         44.8          41.8         40.9        185.3
       NET INCOME PER COMMON SHARE:
          BASIC                                 $     1.33         1.03          0.97         0.97         4.31

          DILUTED                               $     1.31         1.02          0.96         0.96         4.25
    Year ended March 31, 1998:
       Revenues                                 $    560.1        560.3         642.4        710.2      2,473.0
       Operating profit                         $     58.3         63.2          68.7         65.7        255.9
       Net income (loss)(1)                     $     33.2         (7.3)         38.8         39.0        103.7
       Net income (loss) per common share:
          Basic                                 $     0.77        (0.17)         0.90         0.90         2.41

          Diluted                               $     0.76        (0.17)         0.88         0.89         2.36

(1) Loss in second quarter is due to one-time after-tax charge of $43.8, or $1.00 per diluted share, for litigation settlement.


    Common Stock Closing Price Range
                                                   1999         1998          1997         1996         1995
                                                ----------   ----------    ----------   ----------   ----------
First Quarter                                   $  54 9/16-      34 3/4-           36-      40 1/4-      39 3/4-
                                                $ 39 15/16       24 1/2        33 1/8           32       33 7/8

Second Quarter                                  $  44 1/16-      48 1/4-       33 7/8-      36 1/8-      35 1/4-
                                                $   28 3/8       31 1/4        31 1/8       30 7/8           31

Third Quarter                                   $   40 5/8-          54-       37 1/2-      32 1/2-      35 3/8-
                                                $ 29 15/16           39        32 1/2       28 1/4       30 1/2

Fourth Quarter                                  $  39 7/16-          55-       36 7/8-      35 3/4-      37 3/8-
                                                $   28 5/8      43 9/16        30 3/8       31 1/8       31 3/4

Stockholder Information

EXECUTIVE OFFICES
2525 Stemmons Freeway
Dallas, Texas 75207-2401
P.O. Box 568887
Dallas, Texas 75356-8887
Tel: (214) 631-4420

AUDITORS
Ernst & Young LLP

TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, New York

ANNUAL MEETING
The Annual Meeting of
Stockholders will be held on
July 21, 1999 at 9:30 a.m. at the
offices of the Company, 2525
Stemmons Freeway, Dallas, Texas
75207-2401

FORM 10-K
A copy of the Company's 10-K,
as filed with the Securities and
Exchange Commission, shall be
furnished without charge upon
written request to Michael E.
Conley, Director of Investor
Relations, Trinity Industries, Inc.,
P.O. Box 568887,
Dallas, Texas
75356-8887

    Board of Directors                             Executive Officers                         Operating Executives
    ------------------                             ------------------                         --------------------
David W. Biegler                              Timothy R. Wallace                         Don A. Graham
President and Chief Operating Officer         Chairman                                   Group President
Texas Utilities Company                       President and Chief Executive Officer      Highway Safety/Fittings and Flange

Barry J. Galt                                 John L. Adams                              John R. Nussrallah
Retired Chairman and                          Executive Vice President                   Group President
Chief Executive Officer                                                                  Railcar
Ocean Energy, Inc.                            Mark W. Stiles
                                              Senior Vice President                      Douglas H. Schneider
Clifford J. Grum                                                                         Group President
Chairman and Chief Executive Officer          Jack L. Cunningham, Jr.                    Inland Barge/International
Temple Inland, Inc.                           Vice President
                                                                                         Mark W. Stiles
Dean P. Guerin                                Michael G. Fortado                         Group President
Investments                                   Vice President                             Concrete and Aggregate/
                                              Secretary/General Counsel                  Shared Services
Jess T. Hay
Chairman                                      Jim S. Ivy                                 Manuel Castro, Sr.
HCB Enterprises                               Vice President and                         Group President
Chairman                                      Chief Financial Officer                    Trinity Industries de Mexico/
Texas Foundation for Higher Education                                                    World Wide LPG
                                              John M. Lee
Edmund M. Hoffman                             Vice President                             Rodney A. Boyd
Investments                                                                              President
                                              Michael J. Lintner                         Rollform Division
Diana Natalicio                               Vice President
President                                                                                Antonio Carrillo
The University of Texas at El Paso            R.A. Martin                                Executive Vice President
                                              Vice President                             Trinity Industries de Mexico
Timothy R. Wallace
Chairman                                      Joseph F. Piriano                          George Creighton
President and Chief Executive Officer         Vice President                             President
                                                                                         Trinity Rail Services
W. Ray Wallace                                Linda S. Sickels
Retired Chairman and                          Vice President                             Keith Culhane
Chief Executive Officer                                                                  President
Trinity Industries, Inc.                      Neil O. Shoop                              U.S. LPG
                                              Treasurer
                                                                                         Harry W. Hinkle
                                              John E. Rutzler III                        President
                                              Controller                                 Specialty Products Division

                                                                                         Jeffrey J. Marsh
                                                                                         President
                                                                                         Railcar-Tank Car Division

                                                                                         William A. McWhirter, II
                                                                                         President
                                                                                         Concrete and Aggregate

                                                                                         Patrick A. Turner
                                                                                         President
                                                                                         Trinity Industries Transportation, Inc.

                                                                                         Patrick S. Wallace
                                                                                         Executive Vice President
                                                                                         Railcar-Freight Car Division

Trinity Industries wishes to recognize two of our key employees who retired during the past year.

RALPH A. BANKS, JR., SENIOR VICE PRESIDENT, served Trinity for 55 years, earning the nickname "Mr. Manufacturing" due to his expertise in plant operations.

RICHARD G. BROWN, SENIOR VICE PRESIDENT, was instrumental in bringing Trinity Industries to its current position of leadership in the railcar industry. He served the Company for 20 years.

We salute both of these exceptional individuals for the valuable contributions and many years of dedicated service.